UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 26, 2022

Date of Report (Date of earliest event reported)

Equillium, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38692	82-1554746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2223 Avenida de la Playa Suite 105 La Jolla, California	92037
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 412-5302

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	EQ	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On September 6, 2022, Equillium, Inc. (the “Company,” “we.” “us,” or “our”) filed a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”) to report its entry into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 6, 2022, by and among the Company, Equillium Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Acquisition Sub”), Triumph Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Sub (“Merger Sub”), and Metacrine, Inc., a Delaware corporation (“Metacrine”). Pursuant to the terms and conditions of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Metacrine (the “Merger”) whereupon the separate corporate existence of Merger Sub will cease, with Metacrine continuing as the surviving corporation of the Merger as a wholly-owned indirect subsidiary of the Company.

We are filing information for the purposes of supplementing and updating the risk factor disclosure contained in our prior public filings, including those discussed under the heading “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 15, 2022. The updated disclosures are filed herewith as Exhibit 99.3 and are incorporated by reference.

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with our pending acquisition of Metacrine, we will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of the Company and Metacrine and other documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT US, METACRINE AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by us and Metacrine with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and our other SEC filings are also available on our website at http://www.equilliumbio.com/.

The Company, Metacrine and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding our officers and directors is included in our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2022 with respect to its 2022 Annual Meeting of Stockholders. Information regarding Metacrine’s officers and directors is included in Metacrine’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Metacrine’s Investors page on its corporate website at www.metacrine.com. This document is available free of charge at the SEC’s website at www.sec.gov or by going to our Investors page on its corporate website at www.equilliumbio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of our or Metacrine’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Current Report on Form 8-K that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Equillium and Metacrine. There can be no assurances that the proposed Merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the net cash position of Metacrine, uncertainties related to the satisfaction of closing conditions related to the proposed Merger; the Company’s ability to enter into a modified debt facility on terms acceptable to the Company, or at all; the possibility that competing offers for Metacrine will be made; economic, business, competitive, and/or regulatory factors affecting the businesses of Equillium and Metacrine generally, including those set forth in the filings of the Company and Metacrine with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K, other SEC filings and in Exhibit 99.3 hereto. These forward-looking statements speak only as of the date hereof. The Company and Metacrine undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Item 9.01	Financial Statements and Exhibits

(a)	Financial Statements of Businesses to be Acquired.

The audited consolidated financial statements of Metacrine and its subsidiary as of and for the years ended December 31, 2021 and 2020, together with the notes thereto and auditor’s report thereon, and the unaudited interim financial statements of Metacrine and its subsidiary as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, together with the notes thereto are being filed as Exhibit 99.1 and are incorporated herein by reference. The consent of Ernst & Young LLP, the independent registered public accounting firm of Metacrine, to the inclusion of its report with the audited consolidated financial statements of Metacrine is attached hereto as Exhibit 23.1 to this Current Report.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined balance sheet for the Company and its subsidiaries and Metacrine and its subsidiary as of June 30, 2022 and unaudited pro forma condensed combined statements of operations and comprehensive loss for the Company and its subsidiaries and Metacrine and its subsidiary for the year ended December 31, 2021 and for the six months ended June 30, 2022 that give effect to the acquisition of Metacrine are being filed as Exhibit 99.2 and are incorporated herein by reference.

(d)	Exhibits

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

99.1	Audited consolidated financial statements of Metacrine and its subsidiary as of and for the years ended December 31, 2021 and 2020, and the unaudited interim financial statements of Metacrine and its subsidiary as of June 30, 2022 and for the six months ended June 30, 2022 and 2021.

99.2	Unaudited pro forma condensed combined balance sheet for the Company and its subsidiaries and Metacrine and its subsidiary as of June 30, 2022 and unaudited pro forma condensed combined statements of operations and comprehensive loss for the Company and its subsidiaries and Metacrine and its subsidiary for the year ended December 31, 2021 and for the six months ended June 30, 2022.

99.3	Updated Equillium disclosure.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Equillium, Inc.

Dated: September 26, 2022

	By:	/s/ Bruce Steel
Bruce Steel
Chief Executive Officer

Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-234683) of Equillium, Inc., and

(2) Registration Statements (Form S-8 Nos. 333-237407, 333-230536, 333-227859, 333-254656, and 333-263790) of Equillium, Inc.;

of our report dated March 30, 2022, with respect to the consolidated financial statements of Metacrine, Inc. included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

San Diego, CA

September 26, 2022

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Metacrine, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Metacrine, Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

San Diego, California

March 30, 2022

Metacrine, Inc.

Consolidated Balance Sheets

(In thousands, except par value and share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$48,910	$24,393
Short-term investments	27,517	71,783
Prepaid expenses and other current assets	2,313	5,847

Total current assets	78,740	102,023

Property and equipment, net	347	634
Operating lease right-of-use asset	902	1,579

Total assets	$79,989	$104,236

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$368	$334
Accrued liabilities	6,567	2,951
Current portion of operating lease liability	825	741

Total current liabilities	7,760	4,026

Operating lease liability, net of current portion	181	1,007
Long-term debt, net of debt discount	13,303	9,372
Other long-term liabilities	1,390	552
Commitments and contingencies (Note 3)
Stockholders’ equity:
Preferred stock, $0.0001 par value; authorized shares - 10,000,000 at December 31, 2021 and 2020, respectively; issued and outstanding shares - none at December 31, 2021 and 2020, respectively.	—	—
Common stock, $0.0001 par value; authorized shares – 200,000,000 at December 31, 2021 and 2020, respectively; issued shares – 42,110,560 and 26,005,934 at December 31, 2021 and 2020, respectively; outstanding shares – 42,108,428 and 25,969,442 at December 31, 2021 and 2020, respectively.	4	3
Additional paid-in-capital	240,309	210,021
Accumulated other comprehensive income (loss)	(5)	1
Accumulated deficit	(182,953)	(120,746)

Total stockholders’ equity	57,355	89,279

Total liabilities and stockholders’ equity	$79,989	$104,236

The accompanying notes are an integral part of these financial statements.

Metacrine, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Years Ended December 31,
	2021	2020
Operating expenses:
Research and development	$45,474	$26,790
General and administrative	15,605	9,900

Total operating expenses	61,079	36,690

Loss from operations	(61,079)	(36,690)
Other income (expense):
Interest income	102	494
Interest expense	(1,202)	(1,012)
Other expense	(28)	(96)

Total other income (expense)	(1,128)	(614)

Net loss	$(62,207)	$(37,304)

Other comprehensive loss:
Unrealized loss on available-for-sale securities, net	(6)	(40)

Comprehensive loss	$(62,213)	$(37,344)

Net loss per share, basic and diluted	$(2.29)	$(3.97)

Weighted average shares of common stock outstanding, basic and diluted	27,188,864	9,404,188

The accompanying notes are an integral part of these financial statements.

Metacrine, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2021	2020
Operating activities:
Net loss	$(62,207)	$(37,304)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	295	307
Stock-based compensation	6,949	5,021
Non-cash interest expense	342	273
Accretion of discounts on investments, net	342	51
Amortization of right-of-use asset	677	624
Change in fair value of warrant liability	—	75
Changes in operating assets and liabilities
Prepaid expenses and other current assets	3,534	(4,155)
Accounts payable and accrued liabilities	3,650	(503)
Lease liability	(742)	(600)

Net cash used in operating activities	(47,160)	(36,211)

Investing activities:
Purchases of property and equipment	(8)	(206)
Purchases of short-term investments	(42,673)	(79,874)
Sales and maturities of short-term investments	86,591	47,983

Net cash provided by (used in) investing activities	43,910	(32,097)

Financing activities:
Proceeds from issuance of common stock from initial public offering, net of issuance costs	—	76,874
Proceeds from issuance of common stock from at-the-market offering program, net of issuance costs	21,661	—
Proceeds from issuance of long-term debt, net of issuance costs	4,825	—
Proceeds from exercise of common stock options	1,098	161
Proceeds from issuance of common stock from employee stock purchase plan	184	—
Repurchase of unvested common stock	(1)	(2)

Net cash provided by financing activities	27,767	77,033

Net increase in cash and cash equivalents	24,517	8,725
Cash and cash equivalents at beginning of year	24,393	15,668

Cash and cash equivalents at end of year	$48,910	$24,393

Supplemental disclosure of cash flow information:
Cash paid for interest	$809	$737
Supplemental non-cash investing and financing activities:
Conversion of convertible preferred stock to common stock	$—	$122,465
Conversion of convertible preferred stock warrant to common stock warrant	$—	$259
Issuance of common stock warrant	$374	$—
Vesting of common stock	$23	$80

The accompanying notes are an integral part of these financial statements.

Metacrine, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2021 and 2020

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	—	$—	25,969,442	$3	$210,021	$1	$(120,746)	$89,279
Issuance of common stock from at-the-market offering program, net of issuance costs	—	—	15,534,172	1	21,660	—	—	21,661
Stock-based compensation	—	—	—	—	6,949	—	—	6,949
Exercise of stock options	—	—	491,695	—	1,098	—	—	1,098
Issuance of common stock warrant	—	—	—	—	374	—	—	374
Vesting of early exercised stock options	—	—	31,665	—	23	—	—	23
Issuance of common stock from employee stock purchase plan	—	—	81,454	—	184	—	—	184
Unrealized loss on investment securities	—	—	—	—	—	(6)	—	(6)
Net loss	—	—	—	—	—	—	(62,207)	(62,207)

Balance at December 31, 2021	—	$—	42,108,428	$4	$240,309	$(5)	$(182,953)	$57,355

	Convertible Preferred Stock		Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	85,093,688	$122,465	2,484,848	$—	$5,164	$41	$(83,442)	$(78,237)
Conversion of preferred stock to common stock from completion of initial public offering	(85,093,688)	(122,465)	16,685,014	2	122,463	—	—	122,465
Issuance of common stock from initial public offering, net of issuance costs	—	—	6,540,000	1	76,873	—	—	76,874
Stock-based compensation	—	—	—	—	5,021	—	—	5,021
Conversion of convertible preferred stock warrant to common stock warrant	—	—	—	—	259	—	—	259
Exercise of stock options	—	—	102,792	—	161	—	—	161
Vesting of early exercised stock options	—	—	156,788	—	80	—	—	80
Unrealized loss on investment securities	—	—	—	—	—	(40)	—	(40)
Net loss	—	—	—	—	—	—	(37,304)	(37,304)

Balance at December 31, 2020	—	$—	25,969,442	$3	$210,021	$1	$(120,746)	$89,279

The accompanying notes are an integral part of these financial statements.

Metacrine, Inc.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Metacrine, Inc. (the “Company”) was incorporated in the state of Delaware on September 17, 2014 and is based in San Diego, California. The Company is a clinical-stage biopharmaceutical company currently focused on discovering and developing differentiated therapies for patients with gastrointestinal, or GI, diseases.

Principles of Consolidation

In May 2019, the Company established a wholly-owned Australian subsidiary, Metacrine, Pty Ltd, in order to conduct various clinical activities for its product candidates. The consolidated financial statements include the accounts of the Company and Metacrine, Pty Ltd. The functional currency of both the Company and Metacrine, Pty Ltd is the U.S. dollar. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense) in the consolidated statements of operations and comprehensive loss. All intercompany accounts and transactions have been eliminated in consolidation.

Initial Public Offering

On September 18, 2020, the Company closed its initial public offering (“IPO”) of 6,540,000 shares of common stock at a public offering price of $13.00 per share. The Company raised $76.9 million in net proceeds from the IPO after deducting underwriters’ discounts and commissions of $6.0 million and issuance costs of $2.2 million.

Upon closing of the Company’s IPO, all of the Company’s outstanding preferred stock were automatically converted into 16,685,014 shares of common stock.

Liquidity and Capital Resources

From its inception through December 31, 2021, the Company has devoted substantially all its efforts to organizing and staffing, business planning, raising capital, researching, discovering and developing its pipeline in FXR and other drug targets, and general and administrative support for these operations and has funded its operations primarily with the net proceeds from the issuance of convertible preferred stock, common stock, and long-term debt. The Company has incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $183.0 million as of December 31, 2021. Management expects the Company will incur operating losses for the foreseeable future in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. The Company will need to raise additional capital through a combination of equity offerings, debt financings, collaborations, and other similar arrangements. As of December 31, 2021, the Company had available cash, cash equivalents, and short-term investments of $76.4 million and working capital of $71.0 million to fund future operations. Management has prepared cash flow forecasts which indicate that, based on the Company’s current cash resources available and working capital, the Company will have sufficient resources to fund its operations for at least one year after the date the financial statements are issued.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the Company’s consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities. The most significant estimates in the Company’s consolidated financial statements relate to accruals for research and development expenses and stock-based compensation. These estimates and assumptions are based on current facts, historical experience, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking accounts, money market funds, and commercial paper. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates fair value.

Short-Term Investments

Short-term investments primarily consist of commercial paper, corporate debt securities, and U.S. government and agency bonds. The Company has classified these investments as available-for-sale securities, as the sale of such investments may be required prior to maturity to implement management strategies, and therefore has classified all short-term investments with maturity dates beyond three months at the date of purchase as current assets in the accompanying unaudited condensed consolidated balance sheets. Any premium or discount arising at purchase is amortized and/or accreted to interest income as an adjustment to yield using the straight-line method over the life of the instrument. Short-term investments are reported at their estimated fair value. The Company reviews its short-term investments in unrealized loss positions at each reporting date to assess whether the decline in their fair value is due to credit-related factors. The credit portion of unrealized losses and any subsequent improvements are recorded in other income (expense) through an allowance account. Unrealized gains and losses that are not credit-related are included in other comprehensive (income) loss as a component of stockholders’ equity until realized. Realized gains and losses are determined using the specific identification method and are included in other income (expense).

Fair Value Measurement

The Company accounts for certain assets and liabilities at their fair value. The Company uses the following fair value hierarchy to indicate the extent to which the inputs used to determine fair value are observable in the market:

•	Level 1: Inputs are based on quoted prices for identical assets in active markets.

•

Level 2: Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets (generally three to five years). Leasehold improvements are stated at cost and amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful life of the leasehold improvements. Repairs and maintenance costs are charged to expense as incurred.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Lease terms are determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. For its long-term operating leases, the Company recognizes a lease liability and a right-of-use (“ROU”) asset on its consolidated balance sheets and recognizes lease expense on a straight-line basis over the lease term. The lease liability is determined as the present value of future lease payments using the discount rate implicit in the lease or, if the implicit rate is not readily determinable, an estimate of the Company’s incremental borrowing rate. The ROU asset is based on the lease liability, adjusted for any prepaid or deferred rent. The Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component and variable charges for common area maintenance and other variable costs are recognized as expense as incurred. The

Company has elected to not recognize a lease liability or ROU asset in connection with short-term operating leases and recognizes lease expense for short-term operating leases on a straight-line basis over the lease term. The Company does not have any financing leases.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value would be assessed using discounted cash flows or other appropriate measures of fair value. The Company did not recognize any impairment losses during the years ended December 31, 2021 and 2020.

Research and Development Costs

All costs of research and development are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, stock-based compensation, external research and development costs incurred under agreements with contract research organizations, investigative sites and consultants to conduct our preclinical, toxicology and clinical studies, milestone payments resulting from license agreements, laboratory supplies, costs related to compliance with regulatory requirements, costs related to manufacturing the Company’s product candidates for clinical trials and preclinical studies, facilities, depreciation, and other allocated expenses. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the related goods are delivered or services performed.

The Company has entered into various research and development contracts with clinical research organizations, clinical manufacturing organizations, and other companies. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the accompanying consolidated balance sheets as prepaid expenses and other current assets. The Company records accruals for estimated costs incurred for ongoing research and development activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

The Company recognizes stock-based compensation expense related to stock options, restricted stock units, and shares granted under the Company’s 2020 Employee Stock Purchase Plan (the “ESPP”). Stock-based compensation expense represents the cost of the grant date fair value of the applicable awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of stock option grants and shares purchased under the ESPP using the Black-Scholes option pricing model. Stock-based compensation expense related to restricted stock units is determined based upon the fair market value of the Company’s stock on the grant date. Stock-based compensation expense is adjusted to reflect forfeitures as they occur.

Income Taxes

Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The only component of other comprehensive loss is unrealized gains (losses) on available-for-sale securities. Comprehensive gains (losses) have been reflected in the consolidated statements of operations and comprehensive loss and as a separate component in the consolidated statements of convertible preferred stock and stockholders’ equity (deficit) for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manages its business in one operating segment.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses, to improve financial reporting by requiring timely recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. This guidance will become effective for the Company beginning January 1, 2023, with early adoption permitted. The Company early adopted ASU No. 2016-13 during the first quarter of 2021. The standard did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU No. 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and also improves consistent application by clarifying and amending existing guidance. The Company adopted ASU No. 2019-12 during the first quarter of 2021. The standard did not have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Topic 815). ASU No. 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock and amending the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. This guidance will become effective for the Company beginning January 1, 2022 with early adoption permitted. The Company adopted ASU No. 2020-06 during the first quarter of 2022. The standard did not have a material impact on the Company’s consolidated financial statements.

Reclassification

Certain amounts in the consolidated financial statements have been reclassified from their original presentation to conform to current year presentation.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of convertible preferred stock, preferred and common stock warrants, unvested common stock subject to repurchase, and stock options and unvested restricted stock units outstanding under the Company’s equity incentive plans.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	December 31,
	2021	2020
Common stock options	3,425,285	3,136,076
Unvested restricted stock units	468,500	—
Common stock warrant	154,240	23,122
Unvested common stock	2,132	36,492

Total	4,050,157	3,195,690

Note 2. Balance Sheet Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2021	2020
Prepaid research and development	$1,241	$4,473
Prepaid expenses	578	610
Other current assets	468	570
Interest receivable	26	194

Total prepaid expenses and other current assets	$2,313	$5,847

Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	December 31,
	2021	2020
Laboratory equipment	$1,112	$1,104
Computer equipment and software	215	215
Furniture and fixtures	178	178
Leasehold improvements	146	146

Property and equipment, gross	1,651	1,643
Less accumulated depreciation and amortization	(1,304)	(1,009)

Property and equipment, net	$347	$634

Depreciation expense was $0.3 million during each of the years ended December 31, 2021 and 2020, respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2021	2020
Accrued research and development	$4,250	$676
Accrued compensation	1,653	1,671
Other accrued liabilities	664	604

Total accrued liabilities	$6,567	$2,951

Note 3. Commitments and Contingencies

Operating Leases

The Company entered into a five-year noncancelable operating lease in June 2017 for its corporate headquarters in San Diego, California under an agreement that commenced in March 2018. Under the terms of the agreement, there is no option to extend the lease and the Company is subject to additional charges for common area maintenance and other costs. Monthly rental payments due under the lease commenced in March 2018 and escalate throughout the lease term.

Information related to the Company’s operating lease is as follows (in thousands):

	Years Ended December 31,
	2021	2020
Operating lease expense (including variable costs of $375 and $317 during the years ended December 31, 2021 and 2020, respectively)	$1,165	$1,103

Cash paid for amounts included in the measurement of lease liabilities	$855	$767

As of December 31, 2021, the remaining lease term of the Company’s operating lease was 15 months and the discount rate on the Company’s operating lease was 8.0% .

Future minimum noncancelable operating lease payments and information related to the lease liability are as follows (in thousands):

December 31, 2021
2022	$876
2023	183

Total lease payments	1,059
Imputed interest	(53)

Lease liability	1,006
Less current portion of lease liability	825

Lease liability, net of current portion	$181

License Agreement with the Salk Institute

In November 2016, the Company and The Salk Institute for Biological Studies (“The Salk”) entered into the Amended and Restated Exclusive FXR License Agreement, which was amended in February 2017 and July 2018, pursuant to which The Salk granted the Company an exclusive, worldwide license to certain FXR related intellectual property to make, use, offer for sale, import, export, and distribute products covered by such intellectual property (“FXR Licensed Products”) and a non-exclusive, worldwide license to use certain technical information to research, develop, test, make, use, offer for sale, import, export and distribute FXR Licensed Products. The Company is required to use commercially reasonable efforts to achieve certain diligence milestones with respect to the FXR Licensed Products, including with respect to developing, producing and selling FXR Licensed Products. The Company is also required to pay The Salk up to $6.5 million in milestone payments upon the completion of certain clinical and regulatory milestones, certain of which payments the Company may defer under certain circumstances. The Company is also obligated to pay The Salk a low single-digit percentage royalty on net sales, with a minimum annual royalty payment due beginning with the first commercial sale of each FXR Licensed Product. The applicable minimum annual royalty payment amount depends on the number of years that have elapsed since the first commercial sale of an FXR Licensed Product and is in the hundreds-of-thousands-of-dollars range. In addition, if the Company chooses to sublicense the FXR Licensed Product to any third parties, the Company must pay to The Salk a low single-digit percentage of all sublicensing revenue. In addition, in the event of a change of control, the Company is required to pay The Salk a low single-digit percentage of any payments and consideration that it receives in consideration of the change of control. The Company has accrued $0.4 million in milestone payments based upon the achievement of certain regulatory milestones as of December 31, 2021.

Contingencies

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Note 4. Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,
	2021	2020
Long-term debt	$15,000	$10,000
Unamortized debt discount	(1,697)	(628)

Long-term debt, net of debt discount	$13,303	$9,372

On August 27, 2019, the Company entered into a Loan and Security Agreement with a lender (the “Lender”). The Company borrowed $10.0 million at the inception of the Loan and Security Agreement. On October 4, 2021, the Company entered into the second amendment to the Loan Agreement (“Second Amendment” or “Loan Agreement”) pursuant to which the existing term loan tranches were replaced and superseded by new term loan tranches (“Term Loans”) under which the Company could borrow up to an aggregate principal amount of $45.0 million subject to the achievement of certain milestones. The Company borrowed $15.0 million under the Term Loans on October 1, 2021. As of December 31, 2021, $30.0 million in term loan tranches were available to the Company to borrow under the terms of the Loan and Security Agreement, subject to the achievement of certain milestones. However, because the Company elected to discontinue future development of its FXR program in NASH as part of its restructuring plan in February 2022, it will be unable to borrow $10.0 million under two term loan tranches.

Prior to the Second Amendment, the Term Loans accrued interest at a floating annual rate equal to the greater of (i) the prime rate used by the Lender plus 2% and (ii) 7.25%. Subsequent to the Second Amendment, the Term Loans accrue interest at a floating annual rate equal to the greater of (i) the prime rate used by the Lender plus 4.5% and (ii) and 7.75%. The Company is only required to make monthly interest payments on amounts borrowed under the Term Loans from the applicable funding date through July 1, 2023 (“Interest Only Period”). Subsequent to the Interest Only Period, the Term Loans are payable in equal monthly installments of principal plus accrued and unpaid interest through the maturity date of April 1, 2025 (“Maturity Date”).

In addition, the Company is required to make final fee payments equal to $0.5 million on September 1, 2023 and 5.75% of the aggregate original principal amount of the Term Loans made pursuant to the Second Amendment on the Maturity Date. As of December 31, 2021 and 2020, the Company recorded final payment fees of $1.4 million and $0.5 million, respectively, in other long-term liabilities in the consolidated balance sheet. The Company may elect to prepay all, but not less than all, of the Term Loans prior to the Maturity Date, subject to a prepayment fee of up to 3% of the then outstanding principal balance. After repayment, no Term Loan amounts may be borrowed again.

The Company’s obligations under the Loan Agreement are secured by a security interest in substantially all of its assets, other than its intellectual property. The Loan Agreement includes customary affirmative and negative covenants and also includes standard events of default, including an event of default based on the occurrence of a material adverse event, and a default under any agreement with a third party resulting in a right of such third party to accelerate the maturity of any debt in excess of $0.3 million. The negative covenants include, among others, restrictions on the Company transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. Upon the occurrence and continuance of an event of default, the Lender may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement. As of December 31, 2021 and 2020, the Company was in compliance with all applicable covenants under the Loan Agreement.

In connection with the Loan and Security Agreement, the Company issued the Lender a warrant (the “Lender Warrant”) to purchase shares of the Company’s Series C convertible preferred stock at an exercise price of $10.812 per share and expiring on August 27, 2029. The Lender Warrant was subsequently converted into a warrant to purchase 23,122 shares of common stock upon completion of the Company’s IPO in September 2020. In connection with the Second Amendment, the Company issued to the Lender a warrant (“New Lender Warrant”) to purchase an amount of shares of the Company’s common stock equal to (i) the greater of (a) $0.4 million and (b) 2.5% multiplied by the aggregate original principal amount of the Term Loans made pursuant to the Loan Agreement divided by (ii) $2.86 per share (the “Warrant Price”), with an exercise price equal to the Warrant Price. The New Lender Warrant is exercisable immediately and expires on October 1, 2031, provided that, under certain circumstances, the Lender Warrant may terminate and expire earlier in connection with the closing of certain acquisition transactions involving the Company. The Lender Warrant provides that the holder thereof may elect to exercise the Lender Warrant on a net “cashless” basis at any time prior to its expiration.

The Lender, at its option, may elect to convert up to an aggregate principal amount of $3 million into shares of the Company’s common stock at any time after the effective date of the Second Amendment and prior to the full payment of the Term Loans at a conversion price of $3.86 per share. The embedded conversion option met the derivative accounting scope exception since the embedded conversion option is indexed to the Company’s own common stock and qualifies for classification within stockholders’ equity.

The Company concluded that the Second Amendment was considered a debt modification for accounting purposes. The Company recognized additional debt issuance costs of $0.2 million, final payment fees of $0.9 million, and the fair value of the common stock warrant of $0.4 million resulting from the Second Amendment as debt discount. These amounts are being combined with the unamortized debt discount before the Second Amendment and are being amortized over the remaining term of the Loan Agreement under the effective interest method.

For the years ended December 31, 2021 and 2020, the Company recognized $1.2 million and $1.0 million of interest expense, including $0.3 million of debt discount amortization, respectively, in connection with the Loan Agreement. As of December 31, 2021 and 2020, the Company had an outstanding Term Loan of $15.0 million and $10.0 million, respectively, and accrued interest of $0.1 million, respectively.

Future minimum principal and interest payments under the Term Loan, including the final payment fee, as of December 31, 2021 are as follows (in thousands):

December 31, 2021
2022	$1,179
2023	5,514
2024	8,803
2025	3,818

Total principal and interest payments	19,314
Less interest and final payment fee	(4,314)

Long-term debt	$15,000

Note 5. Fair Value of Financial Instruments

The following tables summarize the Company’s financial instruments measured at fair value on a recurring basis (in thousands):

	Total	Fair Value Measurements At Reporting Date Using
		Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2021
Assets:
Commercial paper	$16,987	$—	$16,987	$—
U.S. government and agency securities	10,530	—	10,530	—

Total assets measured at fair value	$27,517	$—	$27,517	$—

As of December 31, 2020
Assets:
Commercial paper	$27,136	$—	$27,136	$—
Corporate debt securities	26,506	—	26,506	—
U.S. government and agency securities	18,141	—	18,141	—

Total assets measured at fair value	$71,783	$—	$71,783	$—

Note 6. Short-Term Investments

The following tables summarize short-term investments (in thousands):

	As of December 31, 2021
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Commercial paper	$16,991	$1	$(5)	$16,987
U.S. government and agency securities	10,531	—	(1)	10,530

Total short-term investments	$27,522	$1	$(6)	$27,517

	As of December 31, 2020
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Commercial paper	$27,136	$—	$—	$27,136
Corporate debt securities	26,510	—	(4)	26,506
U.S. government and agency securities	18,136	5	—	18,141

Total short-term investments	$71,782	$5	$(4)	$71,783

The following table summarizes the maturities of the Company’s short-term investments at December 31, 2021 (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$27,522	$27,517

Total short-term investments	$27,522	$27,517

Note 7. Stockholders’ Equity

Sales Agreement

On October 4, 2021, the Company entered into a sales agreement (the “Sales Agreement”) with SVB Leerink LLC (“SVB Leerink”) to sell shares of common stock from time to time through an “at-the-market” equity offering program (the “ATM”) under which SVB Leerink will act as the Company’s agent. The Company has no obligation to sell any shares of common stock under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. SVB Leerink will be entitled to compensation in an amount of up to 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement. A maximum of $50.0 million of shares of common stock may be sold under the Sales Agreement. As of December 31, 2021, the Company has sold 15,534,172 shares of its common stock under the Sales Agreement at a weighted average price of $1.46 resulting in gross proceeds of $22.7 million. The Company incurred $1.0 million in issuance costs relating to the ATM, consisting of $0.4 million in professional service fees and $0.6 million in underwriter commissions. As of December 31, 2021, the Company may sell up to an additional $27.3 million of shares of its common stock under the Sales Agreement.

Equity Incentive Plan

In January 2015, the Company adopted the Metacrine, Inc. 2015 Equity Incentive Plan (as amended, the “2015 Plan”), which provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, and stock appreciation rights to its employees, members of its board of directors, and consultants. In August 2020, the Company’s Board of Directors approved the 2020 Equity Incentive Plan (the “2020 Plan”), which is the successor and continuation of the 2015 Plan. No additional awards may be granted under the 2015 Plan and all outstanding awards under the 2015 Plan remain subject to the terms of the 2015 Plan. As of December 31, 2021, there were 2,661,970 shares authorized and available for issuance under the 2020 Plan.

Recipients of incentive stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the 2015 and 2020 Plans (or collectively, the “Equity Plans”) is ten years and, in general, the options issued under the Equity Plans vest over a four-year period from the vesting commencement date. The 2015 Plan allows for early exercise of stock options, which may be subject to repurchase by the Company at the lower of (i) the fair market value at the repurchase date or (ii) the original exercise price. The early exercise of stock options is not permitted under the 2020 Plan.

A summary of the Company’s unvested shares and unvested stock liability is as follows (in thousands, except share data):

	Number of Unvested Shares	Unvested Stock Liability
Balance at December 31, 2020	36,492	$27
Repurchased shares	(2,695)	(1)
Vested shares	(31,665)	(23)

Balance at December 31, 2021	2,132	$3

A summary of the Company’s stock option activity is as follows (in thousands, except share and per share data):

	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance at December 31, 2020	3,136,076	$5.23	7.95	$8,963
Granted	1,246,705	$7.30
Exercised	(491,695)	$2.23
Cancelled	(465,801)	$7.06

Balance at December 31, 2021	3,425,285	$6.17	7.82	$6

Vested and expected to vest at December 31, 2021	3,425,285	$6.17	7.80	$6

Exercisable at December 31, 2021	1,356,322	$4.86	6.17	$6

The weighted average grant date fair value per share of option grants for the years ended December 31, 2021 and 2020 (excluding the impact of stock option modifications) was $5.34 and $8.33, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2021 and 2020 was $1.8 million and $0.9 million, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	Years Ended December 31,
	2021	2020
Risk-free interest rate	0.6% – 1.3%	0.4% – 0.7%
Expected volatility	84.2% – 89.5%	82.4% – 94.8%
Expected term (in years)	5.5 –6.1	5.8 –10.0
Expected dividend yield	0.0%	0.0%

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the expected term of the awards.

Expected volatility. Since the Company recently completed its IPO and does not have sufficient trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group of similar companies in the biotechnology industry whose share prices are publicly available. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have sufficient historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period. The expected term for nonemployee options is equal to the contractual term.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends and, therefore, used an expected dividend yield of zero.

Restricted Stock Units

A summary of the Company’s restricted stock units activity is as follows (in thousands, except share and per share amounts):

	Number of Outstanding Awards	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Balance at December 31, 2020	—	$—
Granted	579,150	$4.09
Cancelled	(110,650)	$4.09

Balance at December 31, 2021	468,500	$4.09	$314

Vested and expected to vest at December 31, 2021	468,500	$4.09	$314

In June 2021, the Company granted 359,100 restricted stock units to certain executives and employees that vest in full upon the achievement of a specified development milestone related to the Company’s FXR program. The Company assesses the probability the development milestone will be achieved on a quarterly basis and recognizes stock-based compensation cost ratably over the requisite service period. The Company determined that achievement of the milestone was probable as of December 31, 2021.

No restricted stock units vested during the years ended December 31, 2021 and 2020.

Employee Stock Purchase Plan

In September 2020, the Company’s Board of Directors and stockholders adopted and approved the 2020 Employee Stock Purchase Plan (the “ESPP”). The ESPP permits eligible employees, who elect to participate in an offering under the ESPP, to contribute up to 15% of their eligible gross compensation towards the purchase of shares of common stock. Eligible employees can purchase up to 20,000 shares of common stock on a given purchase date. The price at which stock is purchased under the ESPP is equal to 85% of the fair market value of the Company’s common stock on the commencement date of each offering period or the relevant purchase date, whichever is lower. Offerings under the ESPP are approximately two years in duration and consist of four purchase periods that are approximately six months in duration. The ESPP is considered a compensatory plan as defined by the authoritative guidance for stock-based compensation. As of December 31, 2021, there were 583,605 shares of common stock available for future issuance under the ESPP.

Stock-Based Compensation Expense

Stock-based compensation expense recognized for all equity awards has been reported in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,
	2021	2020
General and administrative	$5,308	$3,788
Research and development	1,641	1,233

Total stock-based compensation	$6,949	$5,021

As of December 31, 2021, unrecognized stock-based compensation cost was $13.0 million, which is expected to be recognized over a remaining weighted average period of approximately 2.2 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	Years Ended December 31,
	2021	2020
Common stock options outstanding	3,425,285	3,136,076
Shares available for issuance under equity incentive plans	2,661,970	2,907,742
Shares available for issuance under the ESPP	583,605	405,000
Restricted stock units outstanding	468,500	—
Common stock warrant	154,240	23,122

Total common stock reserved for future issuance	7,293,600	6,471,940

Note 8. Income Taxes

The following table summarizes the Company’s loss before income tax provision by region for the years ended December 31, 2021 and 2020 (in thousands):

	Years Ended December 31,
	2021	2020
United States	$(62,118)	$(36,250)
Foreign	(89)	(1,054)

Total loss before income provision	$(62,207)	$(37,304)

For the years ended December 31, 2021 and 2020, the Company did not record a provision for income taxes due to a valuation allowance against its deferred tax assets.

A reconciliation of the Company’s effective tax rate and federal statutory rate is summarized as follows (in thousands):

	Years Ended December 31,
	2021	2020
Federal income taxes	$(13,063)	$(7,834)
State income taxes	(4,344)	(2,605)
Permanent differences	(17)	161
Research and development credits	(1,484)	(1,129)
Stock options	1,326	524
Other	63	2
Change in valuation allowance	17,519	10,881

	$—	$—

Significant components of the Company’s net deferred tax assets are summarized as follows (in thousands):

	December 31,
	2021	2020
Deferred tax assets:
Net operating losses	$43,605	$27,867
Research and development credits	5,397	3,913
Lease liability	282	489
Depreciation and amortization	284	242
Other accruals and prepaid expenses	1,962	1,688

Total gross deferred tax assets	51,530	34,199
Less: Valuation allowance	(51,278)	(33,757)

Deferred tax assets, net	252	442

Deferred tax liabilities:
Right-of-use asset	(252)	(442)

Total gross deferred tax liabilities	(252)	(442)

Net deferred tax assets	$—	$—

At December 31, 2021 and 2020, a valuation allowance of $51.3 million and $33.8 million, respectively, has been established to offset the deferred tax assets, as realization of such assets is uncertain.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law in the U.S. in March 2020. The CARES Act adjusted a number of provisions of the tax code, including the eligibility of certain deductions and the treatment of net operating losses and tax credits. The CARES Act repeals the 80% limitation for taxable years beginning before January 1, 2021. The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2021 or to its deferred tax assets as of December 31, 2021.

California Assembly Bill 85 (“AB 85”) was signed into law by Governor Gavin Newsom on June 29, 2020. It was passed by both houses of the California state legislature on June 15, 2020. AB 85 disallowed California net operating losses for any taxable year beginning on or after January 1, 2020, and before January 1, 2023 for any corporation with a net business or modified adjusted gross income of more than $1 million for the taxable year. This bill also limited any business credit to offset a maximum of $5 million of California tax, including the California Research Credit. On February 9, 2022, Governor Gavin Newsom signed Senate Bill 113 (“SB 113”). SB 113 restores the use of California net operating losses and eliminates the $5 million annual business credit limit for tax years beginning on or after January 1, 2022. The Company does not expect any material impacts related to these tax law changes.

As of December 31, 2021, the Company had federal net operating loss carryforwards of $164.5 million, of which $137.8 million were generated in tax years beginning after 2017 and can be carried forward indefinitely. Net operating losses generated after December 31, 2017 are also subject to an 80% limitation if utilized after 2020. The remaining federal net operating loss carryforwards of $26.7 million, which were generated prior to December 31, 2017, will begin to expire in 2034, if not previously utilized. As of December 31, 2021, the Company had state loss carryforwards of $127.4 million, which will begin to expire in 2034, if not previously utilized. As of December 31, 2021, the Company also had foreign loss carryforwards of $0.7 million, which do not expire.

As of December 31, 2021, the Company had federal and state research and development tax credit carryforwards of $4.5 million and $2.5 million, respectively. The federal research and development tax credit carryforwards expire beginning in 2035, unless previously utilized. The state research and development tax credit carryforwards may be carried forward indefinitely.

The Company has not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such a study and the fact that there may be additional such ownership changes in the future. Pursuant to Internal Revenue Code Sections 382 and 383, annual use of the Company’s net operating loss and research and development tax credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.

The following table summarizes the changes to the Company’s unrecognized tax benefits (in thousands):

Balance at December 31, 2019	$662
Increases related to prior year positions	212

Balance at December 31, 2020	874
Increases related to current year positions	279

Balance at December 31, 2021	$1,153

As of December 31, 2021 and 2020, the Company had unrecognized tax benefits of $1.2 million and $0.9 million, respectively. The Company has not recognized interest or penalties related to unrecognized tax benefits. The Company does not expect that there will be a significant change in the unrecognized tax benefits over the next twelve months. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the effective tax rate.

The Company is subject to taxation in the United States, California, and Australia. The Company is subject to income tax examination by tax authorities in those jurisdictions for the years beginning in 2014 due to the carryforward of unutilized net operating losses and research and development credits. The Company is not currently under examination by any jurisdiction.

Note 9. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. As of December 31, 2021, no contributions to the 401(k) plan have been made by the Company.

Note 10. Subsequent Events

Restructuring Plan

On February 10, 2022, the Company implemented a restructuring plan (the “Restructuring Plan”) designed to reduce the Company’s operating expenses, preserve cash and align its resources to support the ongoing clinical development of MET642 in inflammatory bowel disease. As part of the Restructuring Plan, the Company discontinued preclinical development of its hydroxysteroid dehydrogenase (“HSD”) program and implemented a staff reduction of approximately 50%, primarily consisting of the Company’s research organization. The Company estimates that it will incur aggregate costs related to the Restructuring Plan ranging from $1.1 million to $1.3 million, substantially all of which will consist of one-time charges arising from severance obligations, accelerated vesting of certain equity awards and other customary employee benefits payments in connection with the staff reduction, but will include third-party research and development expenses incidental to the discontinuation of the Company’s HSD program. Substantially all of the committed actions under the Restructuring Plan have been completed. The estimates of the costs the Company expects to incur, and the successful implementation of the restructuring activities pursuant to the Restructuring Plan, are subject to a number of assumptions, risks and uncertainties, and actual results may differ from the above-described estimates. The Company may also incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the Restructuring Plan.

Lease Termination

On March 11, 2022, the Company entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises with ARE-SD Region No. 30, LLC (“Landlord”) for certain premises located at 3985 Sorrento Valley Boulevard, San Diego, California 92121 (the “Lease Termination Agreement”). The Lease Termination Agreement provides that the Lease Agreement, dated as of June 16, 2017, by and between the Company and Landlord (as the same may have been amended, the “Lease”) will terminate on the later of (i) March 31, 2022 and (ii) the date that Landlord notifies the Company that it has executed a lease agreement with a third party for the premises.

As consideration for Landlord’s agreement to enter into the Lease Termination Agreement and accelerate the expiration date of the term of the Lease, the Company has agreed to surrender certain items of personal property and allow ownership of such personal property to transfer to Landlord and to a third party, as more fully described in the Lease Termination Agreement.

Metacrine, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except par value and share amounts)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$45,348	$48,910
Short-term investments	10,182	27,517
Prepaid expenses and other current assets	3,611	2,313

Total current assets	59,141	78,740

Property and equipment, net	—	347
Operating lease right-of-use asset	—	902

Total assets	$59,141	$79,989

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$503	$368
Accrued liabilities	2,150	6,567
Current portion of operating lease liability	—	825

Total current liabilities	2,653	7,760

Operating lease liability, net of current portion	—	181
Long-term debt, net of debt discount	13,616	13,303
Other long-term liabilities	1,388	1,390
Commitments and contingencies (Note 3)
Stockholders’ equity:
Preferred stock, $0.0001 par value; authorized shares – 10,000,000 as of June 30, 2022 and December 31, 2021; issued and outstanding shares – none as of June 30, 2022 and December 31, 2021	—	—
Common stock, $0.0001 par value; authorized shares – 200,000,000 as of June 30, 2022 and December 31, 2021; issued shares – 42,569,515 and 42,110,560 as of June 30, 2022 and December 31, 2021, respectively; outstanding shares – 42,569,515 and 42,108,428 as of June 30, 2022 and December 31, 2021, respectively	4	4
Additional paid-in-capital	243,595	240,309
Accumulated other comprehensive loss	(20)	(5)
Accumulated deficit	(202,095)	(182,953)

Total stockholders’ equity	41,484	57,355
Total liabilities and stockholders’ equity	$59,141	$79,989

See accompanying notes to the unaudited condensed consolidated financial statements.

Metacrine, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating expenses:
Research and development	$2,309	$11,368	$8,989	$22,225
General and administrative	3,412	3,992	8,894	7,688
Restructuring charges	44	—	902	—
Gain from lease termination and asset sale	—	—	(508)	—

Total operating expenses	5,765	15,360	18,277	29,913

Loss from operations	(5,765)	(15,360)	(18,277)	(29,913)
Other income (expense):
Interest income	67	27	90	63
Interest expense	(511)	(247)	(925)	(491)
Other expense, net	(53)	(5)	(30)	(12)

Total other income (expense)	(497)	(225)	(865)	(440)

Net loss	$(6,262)	$(15,585)	$(19,142)	$(30,353)

Other comprehensive loss:
Unrealized gain (loss) on available-for-sale securities, net	23	8	(15)	6

Comprehensive loss	$(6,239)	$(15,577)	$(19,157)	$(30,347)

Net loss per share, basic and diluted	$(0.15)	$(0.59)	$(0.45)	$(1.16)

Weighted average shares of common stock outstanding, basic and diluted	42,430,487	26,369,636	42,278,932	26,189,664

See accompanying notes to the unaudited condensed consolidated financial statements.

Metacrine, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,
	2022	2021
Operating activities:
Net loss	$(19,142)	$(30,353)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	68	154
Stock-based compensation	3,282	3,106
Non-cash interest expense	313	126
Amortization (accretion) of premiums/discounts on investments, net	(4)	263
Amortization of right-of-use asset	179	331
Gain on lease termination and asset sale	(508)	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(1,298)	1,006
Accounts payable and accrued liabilities	(4,281)	3,425
Lease liability	(196)	(361)

Net cash used in operating activities	(21,587)	(22,303)

Investing activities:
Purchases of property and equipment	—	(8)
Proceeds from asset sale	700	—
Purchases of short-term investments	(12,676)	(34,681)
Sales and maturities of short-term investments	30,000	48,541

Net cash provided by investing activities	18,024	13,852

Financing activities:
Proceeds from exercise of common stock options	—	1,059
Repurchase of unvested common stock	—	(1)
Proceeds from issuance of common stock from employee stock purchase plan	1	147

Net cash provided by financing activities	1	1,205

Net decrease in cash and cash equivalents	(3,562)	(7,246)
Cash and cash equivalents at beginning of period	48,910	24,393

Cash and cash equivalents at end of period	$45,348	$17,147

Supplemental disclosure of cash flow information:
Cash paid for interest	$601	$367
Supplemental non-cash investing and financing activities:
Vesting of common stock	$3	$15

See accompanying notes to the unaudited condensed consolidated financial statements.

Metacrine, Inc.

Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

(In thousands, except share amounts)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
Balance as of December 31, 2021	—	$—	42,108,428	$4	$240,309	$(5)	$(182,953)	$57,355
Stock-based compensation	—	—	—	—	3,282	—	—	3,282
Vesting of early exercised stock options	—	—	2,132	—	3	—	—	3
Vesting of restricted stock units	—	—	453,500	—	—	—	—	—
Issuance of common stock from employee stock purchase plan	—	—	5,455	—	1	—	—	1
Unrealized loss on investment securities	—	—	—	—	—	(15)	—	(15)
Net loss	—	—	—	—	—	—	(19,142)	(19,142)

Balance as of June 30, 2022	—	$—	42,569,515	$4	$243,595	$(20)	$(202,095)	$41,484

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ equity
Balance as of December 31, 2020	—	$—	25,969,442	$3	$210,021	$1	$(120,746)	$89,279
Stock-based compensation	—	—	—	—	3,106	—	—	3,106
Exercise of stock options	—	—	466,811	—	1,059	—	—	1,059
Vesting of early exercised stock options	—	—	21,336	—	15	—	—	15
Issuance of common stock from employee stock purchase plan	—	—	48,335	—	147	—	—	147
Unrealized gain on investment securities	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	(30,353)	(30,353)

Balance as of June 30, 2021	—	$—	26,505,924	$3	$214,348	$7	$(151,099)	$63,259

See accompanying notes to the unaudited condensed consolidated financial statements.

Metacrine, Inc.

Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity

For the Three Months Ended June 30, 2022 and 2021

(In thousands, except share amounts)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
Balance as of March 31, 2022	—	$—	42,163,510	$4	$242,322	$(43)	$(195,833)	$46,450
Stock-based compensation	—	—	—	—	1,272	—	—	1,272
Vesting of restricted stock units	—	—	400,550	—	—	—	—	—
Issuance of common stock from employee stock purchase plan	—	—	5,455	—	1	—	—	1
Unrealized gain on investment securities	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	(6,262)	(6,262)

Balance as of June 30, 2022	—	$—	42,569,515	$4	$243,595	$(20)	$(202,095)	$41,484

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
Balance as of March 31, 2021	—	$—	26,209,327	$3	$212,172	$(1)	$(135,514)	$76,660
Stock-based compensation	—	—	—	—	1,586	—	—	1,586
Exercise of stock options	—	—	238,133	—	436	—	—	436
Vesting of early exercised stock options	—	—	10,129	—	7	—	—	7
Issuance of common stock from employee stock purchase plan	—	—	48,335	—	147	—	—	147
Unrealized gain on investment securities	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	(15,585)	(15,585)

Balance as of June 30, 2021	—	$—	26,505,924	$3	$214,348	$7	$(151,099)	$63,259

See accompanying notes to the unaudited condensed consolidated financial statements.

Metacrine, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Metacrine, Inc. (the “Company”) was incorporated in the state of Delaware on September 17, 2014 and is based in San Diego, California. The Company is a clinical-stage biopharmaceutical company currently focused on developing differentiated therapies for patients with gastrointestinal (“GI”) diseases.

Principles of Consolidation and Basis of Presentation

In May 2019, the Company established a wholly-owned Australian subsidiary, Metacrine, Pty Ltd, in order to conduct various clinical activities for its product candidates. The unaudited condensed consolidated financial statements include the accounts of the Company and Metacrine, Pty Ltd. The functional currency of both the Company and Metacrine, Pty Ltd is the U.S. dollar. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense) in the unaudited condensed consolidated statements of operations and comprehensive loss. All intercompany accounts and transactions have been eliminated in consolidation.

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and applicable regulations of the U.S. Securities and Exchange Commission (“SEC”). The Company’s unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on March 30, 2022.

Liquidity and Capital Resources

From its inception through June 30, 2022, the Company has devoted substantially all its efforts to organizing and staffing, business planning, raising capital, researching, discovering and developing its pipeline in farnesoid X receptor (“FXR”), and other drug targets, and general and administrative support for these operations and has funded its operations primarily with the net proceeds from the issuance of convertible preferred stock, common stock, and long-term debt. The Company has incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $202.1 million as of June 30, 2022. Management expects the Company will incur substantial operating losses for the foreseeable future in order to complete clinical trials and launch and commercialize any product candidates for which it receives regulatory approval. The Company will need to finance its operations through a combination of equity offerings, debt financings, strategic transactions, collaborations, and other similar arrangements. As of June 30, 2022, the Company had available cash, cash equivalents, and short-term investments of $55.5 million and working capital of $56.5 million to fund future operations. Management has prepared cash flow forecasts which indicate that, based on the Company’s current cash resources available and working capital, the Company will have sufficient resources to fund its operations for at least one year after the date the financial statements are issued.

Use of Estimates

The preparation of the Company’s unaudited condensed consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities. The most significant estimates in the Company’s unaudited condensed consolidated financial statements relate to accruals for research and development expenses and stock-based compensation. These estimates and assumptions are based on current facts, historical experience, and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking accounts, money market funds, and commercial paper. The carrying amounts reported in the unaudited condensed consolidated balance sheets for cash and cash equivalents are valued at cost, which approximates fair value.

Short-Term Investments

Short-term investments primarily consist of commercial paper and U.S. government and agency bonds. The Company has classified these investments as available-for-sale securities, as the sale of such investments may be required prior to maturity to implement management strategies, and therefore has classified all short-term investments with maturity dates beyond three months at the date of purchase as current assets in the accompanying unaudited condensed consolidated balance sheets. Any premium or discount arising at purchase is amortized and/or accreted to interest income as an adjustment to yield using the straight-line method over the life of the instrument. Short-term investments are reported at their estimated fair value. The Company reviews its short-term investments in unrealized loss positions at each reporting date to assess whether the decline in their fair value is due to credit-related factors. The credit portion of unrealized losses and any subsequent improvements are recorded in other income (expense) through an allowance account. Unrealized gains and losses that are not credit-related are included in other comprehensive (income) loss as a component of stockholders’ equity until realized. Realized gains and losses are determined using the specific identification method and are included in other income (expense).

Fair Value Measurement

The Company accounts for certain assets and liabilities at their fair value. The Company uses the following fair value hierarchy to indicate the extent to which the inputs used to determine fair value are observable in the market:

•	Level 1: Inputs are based on quoted prices for identical assets in active markets.

•

Level 2: Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and short-term investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property and Equipment, Net

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets (generally three to five years). Leasehold improvements are stated at cost and amortized on a straight-line basis over the lesser of the remaining lease term or the estimated useful life of the leasehold improvements. Repairs and maintenance costs are charged to expense as incurred. The Company sold its property and equipment on March 31, 2022 in connection with the termination of the facility lease for its former corporate headquarters. Refer to Note 3 in the unaudited condensed consolidated financial statements for further discussion.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. Lease terms are determined at the commencement date by considering whether renewal options and termination options are reasonably assured of exercise. For its long-term operating leases, the Company recognizes a lease liability and a right-of-use (“ROU”) asset on its unaudited condensed consolidated balance sheets and recognizes lease expense on a straight-line basis over the lease term. The lease liability is determined as the present value of future lease payments using the discount rate implicit in the lease or, if the implicit rate is not readily determinable, an estimate of the Company’s incremental borrowing rate. The ROU asset is based on the lease liability, adjusted for any prepaid or deferred rent. The Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component and variable charges for common area maintenance and other variable costs are recognized as expense as incurred. The Company has elected to not recognize a lease liability or ROU asset in connection with short-term operating leases and recognizes lease expense for short-term operating leases on a straight-line basis over the lease term. The Company does not have any financing leases. The Company terminated the facility lease for its former corporate headquarters on March 31, 2022. Refer to Note 3 in the unaudited condensed consolidated financial statements for further discussion.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value would be assessed using discounted cash flows or other appropriate measures of fair value. The Company did not recognize any impairment losses during the six months ended June 30, 2022 and 2021.

Research and Development Costs

Research and development costs are expensed in the period incurred. Research and development costs primarily consist of salaries and related expenses for personnel, stock-based compensation, external research and development costs incurred under agreements with contract research organizations, investigative sites and consultants to conduct the Company’s preclinical, toxicology and clinical studies, milestone payments resulting from license agreements, laboratory supplies, costs related to compliance with regulatory requirements, costs related to manufacturing the Company’s product candidates for clinical trials and preclinical studies, facilities, depreciation, and other allocated expenses. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the related goods are delivered or services performed.

The Company has entered into various research and development contracts with clinical research organizations, clinical manufacturing organizations and other companies. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the accompanying unaudited condensed consolidated balance sheets as prepaid expenses and other current assets. The Company records accruals for estimated costs incurred for ongoing research and development activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses and expensed as incurred since recoverability of such expenditures is uncertain.

Stock-Based Compensation

The Company recognizes stock-based compensation expense related to stock options, restricted stock units, and shares granted under the Company’s 2020 Employee Stock Purchase Plan (the “ESPP”). Stock-based compensation expense represents the cost of the grant date fair value of the applicable awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of stock option grants and shares purchased under the ESPP using the Black-Scholes option pricing model. Stock-based compensation expense related to restricted stock units is determined based upon the fair market value of the Company’s stock on the grant date. Stock-based compensation expense is adjusted to reflect forfeitures as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the unaudited condensed consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The only component of other comprehensive loss is unrealized gains (losses) on available-for-sale securities. Comprehensive gains (losses) have been reflected in the unaudited condensed consolidated statements of operations and comprehensive loss and as a separate component in the unaudited condensed consolidated statements of convertible preferred stock and stockholders’ equity for all periods presented.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manages its business in one operating segment.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06 (“ASU No. 2020-06”), Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Topic 815). ASU No. 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock and amending the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The Company adopted ASU No. 2020-06 during the first quarter of 2022 using the modified retrospective method. The standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. Dilutive common stock equivalents are comprised of common stock warrants, unvested common stock subject to repurchase, and stock options and unvested restricted stock units outstanding under the Company’s equity incentive plans.

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	June 30,
	2022	2021
Common stock options	4,202,631	3,447,174
Unvested restricted stock units	1,263,317	567,350
Unvested common stock	—	12,461
Common stock warrant	154,240	23,122

Total	5,620,188	4,050,107

Note 2. Balance Sheet Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	June 30, 2022	December 31, 2021
Prepaid research and development	$3,019	$1,241
Prepaid expenses	557	578
Other current assets	—	468
Interest receivable	35	26

Total prepaid expenses and other current assets	3,611	2,313

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	June 30, 2022	December 31, 2021
Accrued research and development	$1,093	$4,250
Accrued compensation	552	1,653
Other accrued liabilities	505	664

Total accrued liabilities	$2,150	$6,567

Note 3. Commitments and Contingencies

Operating Leases

The Company entered into a five-year noncancelable operating lease in June 2017 for its corporate headquarters in San Diego, California under an agreement that commenced in March 2018. Under the terms of the agreement, there was no option to extend the lease and the Company was subject to additional charges for common area maintenance and other costs. Monthly rental payments due under the lease commenced in March 2018 and escalated throughout the lease term.

On March 11, 2022, the Company entered into an Agreement for Termination of Lease and Voluntary Surrender of Premises (“Lease Termination Agreement”) with ARE-SD Region No. 30, LLC (“Landlord”) to accelerate the termination of the facility lease for its former corporate headquarters. Under the terms of the Lease Termination Agreement, the Company’s lease would terminate on the later of March 31, 2022 and the date that Landlord notifies the Company that it has executed a lease agreement with a third party for the premises. On March 31, 2022 (“Lease Termination Date”), Landlord notified the Company that its lease had been terminated pursuant to the terms of the Lease Termination Agreement.

As consideration for Landlord’s agreement to enter into the Lease Termination Agreement and accelerate the expiration date of the term of the lease, the Company surrendered certain items of personal property to Landlord and agreed to sell certain items of personal property to Belharra Therapeutics, Inc. (“Belharra”) for $0.7 million. The personal property was sold to Belharra on an “as is, where is” condition via a bill of sale that contained no representations or warranties. Jeffrey Jonker, a member of the Company’s Board of Directors, is the Chief Executive Officer of Belharra. The personal property was sold to Belharra on the Lease Termination Date, and after the Lease Termination Date, the Company did not report any property and equipment.

On the Lease Termination Date, the Company derecognized the ROU asset of $0.7 million and current and noncurrent operating lease liabilities of $0.8 million in the unaudited condensed consolidated balance sheets in connection with the termination of its facility lease pursuant to the Lease Termination Agreement. The Company also derecognized net property and equipment of $0.3 million and recorded a receivable from asset sale of $0.7 million in connection with the asset sale to Belharra discussed above. The Company recognized a gain from lease termination and asset sale of $0.5 million in the unaudited condensed consolidated statements of operations. Prior to the Lease Termination Date, the Company recognized depreciation expense of $0.1 million. The Company recognized depreciation expense of $0.1 million and $0.2 million during the three and six months ended June 30, 2021, respectively.

Information related to the Company’s operating lease prior to the Lease Termination Date is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating lease expense (including variable costs of none and $96 during the three months ended June 30, 2022 and 2021, respectively, and $96 and $184 during the six months ended June 30, 2022 and 2021, respectively.	$—	$294	$294	$579

Cash paid for amounts included in the measurement of lease liabilities	$—	$216	$215	$425

License Agreement with the Salk Institute

In November 2016, the Company and The Salk Institute for Biological Studies (“The Salk”) entered into the Amended and Restated Exclusive FXR License Agreement, which was amended in February 2017 and July 2018, pursuant to which The Salk granted the Company an exclusive, worldwide license to certain FXR related intellectual property to make, use, offer for sale, import, export, and distribute products covered by such intellectual property (“FXR Licensed Products”) and a non-exclusive, worldwide license to use certain technical information to research, develop, test, make, use, offer for sale, import, export and distribute FXR Licensed Products. The Company is required to use commercially reasonable efforts to achieve certain diligence milestones with respect to the FXR Licensed Products, including with respect to developing, producing and selling FXR Licensed Products. The Company is also required to pay The Salk up to $6.5 million in milestone payments upon the completion of certain clinical and regulatory milestones, certain of which payments the Company may defer under certain circumstances. The Company is also obligated to pay The Salk a low single-digit percentage royalty on net sales, with a minimum annual royalty payment due beginning with the first commercial sale of each FXR Licensed Product. The applicable minimum annual royalty payment amount depends on the number of years that have elapsed since the first commercial sale of an FXR Licensed Product and is in the hundreds-of-thousands-of-dollars range. In addition, if the Company chooses to sublicense the FXR Licensed Product to any third parties, the Company must pay to The Salk a low single-digit percentage of all sublicensing revenue. In addition, in the event of a change of control, the Company is required to pay The Salk a low single-digit percentage of any payments and consideration that it receives in consideration of the change of control. The Company has accrued $0.4 million in milestone payments based upon the achievement of certain regulatory milestones as of June 30, 2022.

Contingencies

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Note 4. Long-Term Debt

Long-term debt consists of the following (in thousands):

	June 30, 2022	December 31, 2021
Long-term debt	$15,000	$15,000
Unamortized debt discount	(1,384)	(1,697)

Long-term debt, net of debt discount	$13,616	$13,303

On August 27, 2019, the Company entered into a Loan and Security Agreement with a lender (the “Lender”). The Company borrowed $10.0 million at the inception of the Loan and Security Agreement. On October 4, 2021, the Company entered into the second amendment to the Loan Agreement (“Second Amendment” or “Loan Agreement”) pursuant to which the existing term loan tranches were replaced and superseded by new term loan tranches (“Term Loans”) under which the Company could borrow up to an aggregate principal amount of $45.0 million subject to the achievement of certain milestones. The Company borrowed $15.0 million under the Term Loans on October 1, 2021. As of June 30, 2022, $20.0 million in term loan tranches were available to the Company to borrow under the terms of the Loan Agreement, subject to the achievement of certain milestones.

Prior to the Second Amendment, the Term Loans accrued interest at a floating annual rate equal to the greater of (i) the prime rate used by the Lender plus 2% and (ii) 7.25%. Subsequent to the Second Amendment, the Term Loans accrue interest at a floating annual rate equal to the greater of (i) the prime rate used by the Lender plus 4.5% and (ii) and 7.75%. The Company is only required to make monthly interest payments on amounts borrowed under the Term Loans from the applicable funding date through July 1, 2023 (“Interest Only Period”). Subsequent to the Interest Only Period, the Term Loans are payable in equal monthly installments of principal plus accrued and unpaid interest through the maturity date of April 1, 2025 (“Maturity Date”).

In addition, the Company is required to make final fee payments equal to $0.5 million on September 1, 2023 and 5.75% of the aggregate original principal amount of the Term Loans made pursuant to the Second Amendment on the Maturity Date. As of both June 30, 2022 and December 31, 2021, the Company recorded final payment fees of $1.4 million in other long-term liabilities in the unaudited condensed consolidated balance sheets. The Company may elect to prepay all, but not less than all, of the Term Loans prior to the Maturity Date, subject to a prepayment fee of up to 3% of the then outstanding principal balance. After repayment, no Term Loan amounts may be borrowed again.

The Company’s obligations under the Loan Agreement are secured by a security interest in substantially all of its assets, other than its intellectual property. The Loan Agreement includes customary affirmative and negative covenants and also includes standard events of default, including an event of default based on the occurrence of a material adverse event, and a default under any agreement with a third party resulting in a right of such third party to accelerate the maturity of any debt in excess of $0.3 million. The negative covenants include, among others, restrictions on the Company transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying cash dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. Upon the occurrence and continuance of an event of default, the Lender may declare all outstanding obligations immediately due and payable and take such other actions as set forth in the Loan Agreement. As of June 30, 2022 and December 31, 2021, the Company was in compliance with all applicable covenants under the Loan Agreement.

In connection with the Loan Agreement, the Company issued the Lender a warrant (the “Lender Warrant”) to purchase shares of the Company’s Series C convertible preferred stock at an exercise price of $10.812 per share and expiring on August 27, 2029. The Lender Warrant was subsequently converted into a warrant to purchase 23,122 shares of common stock upon completion of the Company’s initial public offering (“IPO”) in September 2020. In connection with the Second Amendment, the Company issued to the Lender a warrant (“New Lender Warrant”) to purchase an amount of shares of the Company’s common stock equal to (i) the greater of (a) $0.4 million and (b) 2.5% multiplied by the aggregate original principal amount of the Term Loans made pursuant to the Loan Agreement divided by (ii) $2.86 per share (the “Warrant Price”), with an exercise price equal to the Warrant Price. The New Lender Warrant is exercisable immediately and expires on October 1, 2031, provided that, under certain circumstances, the Lender Warrant may terminate and expire earlier in connection with the closing of certain acquisition transactions involving the Company. The Lender Warrant provides that the holder thereof may elect to exercise the Lender Warrant on a net “cashless” basis at any time prior to its expiration.

The Lender, at its option, may elect to convert up to an aggregate principal amount of $3.0 million into shares of the Company’s common stock at any time after the effective date of the Second Amendment and prior to the full payment of the Term Loans at a conversion price of $3.86 per share. The embedded conversion option met the derivative accounting scope exception since the embedded conversion option is indexed to the Company’s own common stock and qualifies for classification within stockholders’ equity.

The Company concluded that the Second Amendment was considered a debt modification for accounting purposes. The Company recognized additional debt issuance costs of $0.2 million, final payment fees of $0.9 million, and the fair value of the common stock warrant of $0.4 million resulting from the Second Amendment as debt discount. These amounts are being combined with the unamortized debt discount before the Second Amendment and are being amortized over the remaining term of the Loan Agreement under the effective interest method.

For the three months ended June 30, 2022 and 2021, the Company recognized $0.5 million and $0.2 million of interest expense, respectively, including $0.2 million and $0.1 million of debt discount amortization in connection with the Loan Agreement, respectively. For the six months ended June 30, 2022 and 2021 the Company recognized $0.9 million and $0.5 million of interest expense, respectively, including $0.3 million and $0.1 million of debt discount amortization in connection with the Loan Agreement, respectively. As of June 30, 2022 and December 31, 2021, the Company had an outstanding Term Loan of $15.0 million and accrued interest of $0.1 million.

Future minimum principal and interest payments under the Term Loan, including the final payment fee, as of June 30, 2022 are as follows (in thousands):

June 30, 2022
Remaining in 2022	$647
2023	5,690
2024	8,927
2025	3,864

Total principal and interest payments	19,128
Less interest and final payment fee	(4,128)

Long-term debt	$15,000

Note 5. Fair Value of Financial Instruments

The following tables summarize the Company’s financial instruments measured at fair value on a recurring basis (in thousands):

		Fair Value Measurements At Reporting Date Using
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of June 30, 2022
Assets:
Commercial paper	$7,932	$—	$7,932	$—
U.S. government and agency securities	2,250	—	2,250	—

Total assets measured at fair value	$10,182	$—	$10,182	$—

As of December 31, 2021
Assets:
Commercial paper	$16,987	$—	$16,987	$—
U.S. government and agency securities	10,530	—	10,530	—

Total assets measured at fair value	$27,517	$—	$27,517	$—

Note 6. Short-Term Investments

The following tables summarize short-term investments (in thousands):

	As of June 30, 2022
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Commercial paper	$7,946	$—	$(14)	$7,932
U.S. government and agency securities	2,256	—	(6)	2,250

Total short-term investments	$10,202	$—	$(20)	$10,182

	As of December 31, 2021
		Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
Commercial paper	$16,991	$1	$(5)	$16,987
U.S. government and agency securities	10,531	—	(1)	10,530

Total short-term investments	$27,522	$1	$(6)	$27,517

The following table summarizes the maturities of the Company’s short-term investments as of June 30, 2022 (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$10,202	$10,182

Total short-term investments	$10,202	$10,182

Note 7. Stockholders’ Equity

Sales Agreement

On October 4, 2021, the Company entered into a sales agreement (the “Sales Agreement”) with SVB Leerink LLC (“SVB Leerink”) to sell shares of common stock from time to time through an “at-the-market” equity offering program (the “ATM”) under which SVB Leerink will act as the Company’s agent. The Company has no obligation to sell any shares of common stock under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. SVB Leerink will be entitled to compensation in an amount of up to 3% of the gross proceeds of any shares of common stock sold under the Sales Agreement. A maximum of $50 million of shares of common stock may be sold under the Sales Agreement. The Company did not sell any shares of its common stock under the Sales Agreement during the six months ended June 30, 2022. As of June 30, 2022, the Company may sell up to an additional $27.3 million of shares of its common stock under the Sales Agreement.

Equity Incentive Plan

In January 2015, the Company adopted the Metacrine, Inc. 2015 Equity Incentive Plan (as amended, the “2015 Plan”), which provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, and stock appreciation rights to its employees, members of its board of directors, and consultants. In August 2020, the Company’s Board of Directors approved the 2020 Equity Incentive Plan (the “2020 Plan”), which is the successor and continuation of the 2015 Plan. No additional awards may be granted under the 2015 Plan and all outstanding awards under the 2015 Plan remain subject to the terms of the 2015 Plan. As of June 30, 2022, there were 2,305,729 shares authorized and available for issuance under the 2020 Plan.

Recipients of incentive stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the 2015 and 2020 Plans (or collectively, the “Equity Plans”) is ten years and, in general, the options issued under the Equity Plans vest over a four-year period from the vesting commencement date. The 2015 Plan allows for early exercise of stock options, which may be subject to repurchase by the Company at the lower of (i) the fair market value at the repurchase date or (ii) the original exercise price. The early exercise of stock options is not permitted under the 2020 Plan.

A summary of the Company’s unvested shares and unvested stock liability is as follows (in thousands, except share data):

	Number of Unvested Shares	Unvested Stock Liability
Balance as of December 31, 2021	2,132	$3
Vested shares	(2,132)	(3)
Balance as of June 30, 2022	—	$—

A summary of the Company’s stock option activity is as follows (in thousands, except share and per share data):

	Number of Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance as of December 31, 2021	3,425,285	$6.17	7.82	$6
Granted	1,378,817	$0.47
Exercised	—	$—
Cancelled	(601,471)	$4.93
Balance as of June 30, 2022	4,202,631	$4.47	7.69	$48

Vested and expected to vest as of June 30, 2022	4,202,631	$4.47	7.69	$48

Exercisable as of June 30, 2022	1,537,939	$6.04	6.05	$1

The weighted average grant date fair value per share of stock option grants for the six months ended June 30, 2022 and 2021 was $0.33 and $6.52, respectively. The total intrinsic value of stock options exercised during the six months ended June 30, 2022 and 2021 was none and $1.7 million, respectively.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of stock option grants were as follows:

	Six Months Ended June 30,
	2022	2021
Risk-free interest rate	1.9% –2.9%	0.6% – 1.1%
Expected volatility	81.8% – 87.5%	87.9% –89.5%
Expected term (in years)	5.5 – 5.6	5.5 –6.1
Expected dividend yield	0%	0%

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the expected term of the awards.

Expected volatility. Since the Company recently completed its IPO and does not have sufficient trading history for its common stock, the expected volatility assumption is based on volatilities of a peer group of similar companies in the biotechnology industry whose share prices are publicly available. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have sufficient historical exercise behavior, it determines the expected life assumption using the simplified method, for employees, which is an average of the contractual term of the option and its vesting period. The expected term for nonemployee options is equal to the contractual term.

Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends and, therefore, used an expected dividend yield of zero.

Restricted Stock Units

A summary of the Company’s restricted stock units activity is as follows (in thousands, except share and per share amounts):

	Number of Outstanding Awards	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Balance as of December 31, 2021	468,500	$4.09	$314
Granted	1,263,317	$0.47
Released	(453,500)	$4.09
Cancelled	(15,000)	$4.09

Balance as of June 30, 2022	1,263,317	$0.47	$38

Vested and expected to vest as of June 30, 2022	1,263,317	$0.47	$38

In June 2021, the Company granted 359,100 restricted stock units to certain executives and employees that vest in full upon the achievement of a specified development milestone related to the Company’s FXR program. The Company assesses the probability the development milestone will be achieved on a quarterly basis and recognizes stock-based compensation cost ratably over the requisite service period. 287,750 restricted stock units vested in April 2022 upon the achievement of the development milestone.

The fair value of restricted stock units that vested during the three and six months ended June 30, 2022 was $0.2 million and $0.3 million, respectively.

Employee Stock Purchase Plan

In September 2020, the Company’s Board of Directors and stockholders adopted and approved the ESPP. The ESPP permits eligible employees, who elect to participate in an offering under the ESPP, to contribute up to 15% of their eligible gross compensation towards the purchase of shares of common stock. Eligible employees can purchase up to 20,000 shares of common stock on a given purchase date. The price at which stock is purchased under the ESPP is equal to 85% of the fair market value of the Company’s common stock on the commencement date of each offering period or the relevant purchase date, whichever is lower. Offerings under the ESPP are approximately two years in duration and consist of four purchase periods that are approximately six months in duration. The ESPP is considered a compensatory plan as defined by the authoritative guidance for stock-based compensation. As of June 30, 2022, there were 999,255 shares of common stock available for future issuance under the ESPP.

Stock-Based Compensation Expense

Stock-based compensation expense recognized for all equity awards has been reported in the unaudited condensed consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
General and administrative	$1,098	$1,310	$2,987	$2,336
Research and development	174	276	295	770

Total stock-based compensation	$1,272	$1,586	$3,282	$3,106

As of June 30, 2022, unrecognized stock-based compensation expense was $9.0 million, which is expected to be recognized over a remaining weighted average period of approximately 1.9 years.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following:

	June 30, 2022	December 31, 2021
Common stock options outstanding	4,202,631	3,425,285
Shares available for issuance under equity incentive plans	2,305,729	2,661,970
Restricted stock units outstanding	1,263,317	468,500
Shares available for issuance under the ESPP	999,255	583,605
Common stock warrant	154,240	154,240

Total common stock reserved for future issuance	8,925,172	7,293,600

Note 8. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. As of June 30, 2022, no contributions to the 401(k) plan have been made by the Company.

Note 9. Restructuring Charges

On February 10, 2022, the Company implemented a restructuring plan (the “Restructuring Plan”) designed to reduce the Company’s operating expenses, preserve cash and align its resources to support the ongoing clinical development of MET642 in inflammatory bowel disease. As part of the Restructuring Plan, the Company discontinued preclinical development of its hydroxysteroid dehydrogenase (“HSD”) program and implemented a staff reduction of approximately 50%, primarily consisting of the Company’s research organization. The Company recognized restructuring charges of $44 thousand and $0.9 million in the unaudited condensed consolidated statement of operations during the three and six months ended June 30, 2022, respectively. Restructuring charges primarily consist of one-time payments relating to severance obligations and customary employee benefits in connection with the staff reduction. The accelerated vesting of certain equity awards and the third-party costs associated with the discontinuation of the Company’s HSD program were immaterial during the three and six months ended June 30, 2022. Substantially all of the committed actions under the Restructuring Plan have been completed. The estimates of the costs the Company expects to incur, and the successful implementation of the restructuring activities pursuant to the Restructuring Plan, are subject to a number of assumptions, risks and uncertainties, and actual results may differ from the above-described estimates. The Company may also incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the Restructuring Plan.

Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the proposed acquisition by Equillium, Inc. (“Equillium” or the “Company”) of Metacrine, Inc. (“Metacrine”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) executed on September 6, 2022 (“Metacrine Acquisition”).

The unaudited pro forma condensed combined balance sheet information as of June 30, 2022 is based upon and derived from the historical financial information of the Company and Metacrine and gives effect to the Metacrine Acquisition as if such acquisition had occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2021 and the six months ended June 30, 2022 are also based upon and derived from the historical financial information of the Company and Metacrine and give effect to the Metacrine Acquisition as if it occurred on January 1, 2021. In addition, the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2021 and the six months ended June 30, 2022 are also based upon and derived from the historical financial information of Bioniz, Inc. (“Bioniz”) which was acquired by the Company on February 14, 2022 and give effect to the Bioniz acquisition as if it occurred on January 1, 2021 (“Bioniz Acquisition” and together with the Metacrine Acquisition, the “Acquisitions”)

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•

Equillium’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2021, as contained in its Annual Report on Form 10-K filed on March 23, 2022 with the United States Securities and Exchange Commission (the “SEC”).

•

Equillium’s unaudited condensed consolidated financial statements and accompanying notes as of and for the six months period ended June 30, 2022, as contained in its Quarterly Report on Form 10-Q filed on August 15, 2022 with the SEC.

•

Metacrine’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2021, as contained in its Annual Report on Form 10-K filed on March 30, 2022 with SEC.

•

Metacrine’s unaudited condensed consolidated financial statements and accompanying notes as of and for the six months period ended June 30, 2022, as contained in its Quarterly Report on Form 10-Q filed on August 9, 2022 with the SEC.

•	The other information contained in or incorporated by reference into this filing.

Additional information about the basis of presentation of this information is provided in Note 1 hereto.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Acquisitions had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma financial information, the Company allocated the purchase price using its best estimates of fair value. Accordingly, the pro forma Metacrine Acquisition price adjustments are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Metacrine Acquisition or any integration costs. The unaudited pro forma condensed combined statements of operations and comprehensive loss do not reflect certain amounts resulting from the Metacrine Acquisition that were determined to be of a non-recurring nature.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The Company has accounted for the Metacrine Acquisition using the acquisition method of accounting, in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” (“ASC 805”). The Company preliminarily determined that the Metacrine Acquisition constitutes an acquisition of assets instead of a business combination as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets, and therefore, the Metacrine Acquisition was not considered a business combination.

After the closing of the Metacrine Acquisition, the Company will complete the valuations necessary to finalize the required purchase price allocation based upon the fair market values as of the actual closing date of the Metacrine Acquisition, at which time the final allocation of the purchase price will be determined. The pro forma financial information contained in this current report on Form 8-K to which this unaudited pro forma condensed combined financial information is attached as Exhibit 99.2 (the “Company 8-K”) is also based upon certain assumptions with respect to the amount of net cash to be received from Metracrine at closing and the number of shares of Equillium common stock to be issued to Metacrine at closing. Differences between preliminary estimates in the pro forma financial information presented herein and the final acquisition accounting will occur and could have a material impact on the pro forma financial information. In this regard, differences between those preliminary estimates and the actual net cash received from Metacrine at closing and the number of shares of Equillium common stock ultimately issued to Metacrine at closing would result in changes to various components of the unaudited pro forma condensed combined balance sheet, including cash and cash equivalents, common stock and additional paid-in capital, and various components of the unaudited pro forma condensed combined statements of operations, including in-process research and development expense, net loss per share and weighted-average shares used in computing net loss per share.

The unaudited pro forma condensed combined financial information has been prepared by the Company in accordance with SEC Regulation S-X Article 11 and is not necessarily indicative of the condensed combined financial position or results of operations that would have been realized had the Acquisitions been completed as of the dates indicated above, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Company will experience after the Metacrine Acquisition is completed. In addition, the accompanying unaudited pro forma condensed combined statements of operations and comprehensive loss do not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring expenses and one-time transaction-related costs that may be incurred as a result of the Acquisitions.

Description of the Metacrine Acquisition

On September 6, 2022, Equillium, a Delaware corporation, entered into the Merger Agreement with Metacrine, a Delaware corporation, Equillium Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Equillium (“Acquisition Sub”), and Triumph Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Sub (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Metacrine, and Metacrine will continue as the surviving corporation and an indirect, wholly owned subsidiary of Equillium (the “Merger”). In connection with the Merger, all of the issued and outstanding shares of common stock of Metacrine, par value $0.0001 per share (the “Shares”), will be cancelled and converted into the right to receive consideration per share consisting of (i) the exchange ratio (the “Exchange Ratio”) determined by dividing (x) (a) 125% of Metacrine’s net cash as of the closing of the Merger (the “Closing”) by (b) the price per share of common stock of Equillium, par value $0.0001 per share (“Equillium Common Stock”) determined based on the 10-day trading volume weighted average price per share of Equillium Common Stock calculated 10 trading days prior to the Closing date, provided that the price per share of Equillium Common Stock shall be no less than $2.70 and no more than $4.50 by (y) the aggregate fully diluted shares of Metacrine, plus (ii) any cash payable in lieu of fractional shares of Equillium’s Common Stock. As defined in the Merger Agreement, net cash consists of Metacrine’s cash and cash equivalents, deposits, prepaid expenses, and short-term investments, adjusted by certain factors including the full payoff amount of Metacrine’s existing term debt having an outstanding principal of $15 million. Net cash is estimated to be approximately $26.7 million at closing. In addition, Equillium has agreed to terms on an amended debt facility with Metacrine’s current lender, K2 HealthVentures LLC, whereby at closing Equillium would assume Metacrine’s existing loan, subject to certain modifications. Concurrent with the Metacrine Acquisition closing, Equillium intends to retire its existing debt facility with Oxford Finance LLC and SVB, which has an outstanding principal balance of $10 million as of June 30, 2022.

Consummation of the Merger is subject to certain closing conditions, including Metacrine’s net cash being no less than $23 million, the absence of certain legal impediments, the effectiveness of a registration statement on Form S-4 to be filed with the SEC, adoption of the Merger Agreement by the holders of a majority of Metacrine’s outstanding common stock at Metacrine’s stockholders’ meeting, and approval of the issuance of shares of Equillium Common Stock in the Merger by the holders of shares of Equillium common stock representing a majority of the votes cast at Equillium’s stockholders’ meeting.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2022

(In thousands)

Assets	Equillium, Inc.	Metacrine, Inc.	Pro Forma Adjustments	Notes	Equillium, Inc. Unaudited Pro Forma Combined
Current assets:
Cash and cash equivalents	$23,808	$45,348	$(6,508)	A
			(3,747)	B
			(10,600)	C
			(893)	B
			(150)	D	47,258
Short-term investments	33,754	10,182	—		43,936
Prepaid expenses and other current assets	2,920	3,611	—		6,531

Total current assets	60,482	59,141	(21,898)		97,725
Property and equipment, net	451	—	—		451
Operating lease right-of-use assets	1,418	—	—		1,418
Other assets	121	—	—		121

Total assets	$62,472	$59,141	$(21,898)		$99,715

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$5,091	$503	$—		$5,594
Accrued expenses	5,377	2,150	—		7,527
Current portion of operating lease liabilities	434	—	—		434
Current portion of long-term notes payable	4,286	—	(4,286)	C	—

Total current liabilities	15,188	2,653	(4,286)		13,555
Long-term notes payable	5,992	13,616	(5,992)	C
			1,384	D
			(150)	D
			(208)	D	14,642
Other non-current liabilities	—	1,388	(1,388)	D	—
Long-term operating lease liabilities	1,025	—	—		1,025

Total liabilities	22,205	17,657	(10,640)		29,222
Commitments and contingencies
Stockholders’ equity:
Common Stock	3	4	(4)	E
			1	H	4
Additional paid-in capital	201,936	243,595	(243,595)	E
			33,346	H
			208	D	235,490
Accumulated other comprehensive loss	(149)	(20)	20	E	(149)
Accumulated deficit	(161,523)	(202,095)	202,095	E
			(893)	B
			(322)	C
			(2,114)	I	(164,852)

Total stockholders’ equity	40,267	41,484	(11,258)		70,493

Total liabilities and stockholders’ equity	$62,472	$59,141	$(21,898)		$99,715

See notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the Year Ended December 31, 2021

(In thousands, except share and per share data)

	Equillium, Inc. Historical December 31, 2021	Bioniz, Inc. Historical December 31, 2021	Pro Forma Adjustments (Acquisition of Bioniz)	Notes	Equillium, Inc. Unaudited Pro Forma Results (Adjusted for Acquisition of Bioniz)	Metacrine, Inc. Historical December 31, 2021	Pro Forma Adjustments (Acquisition of Metacrine)	Notes	Equillium, Inc. Unaudited Pro Forma Results Combined
Research and development	$26,379	$3,277	$—		$29,656	$45,474	$—		$75,130
Acquired in-process research and development	—	—	23,049	I	23,049	—	2,114	I	25,163
General and administrative	11,407	2,181	—		13,588	15,605	—		29,193

Total operating expenses	37,786	5,458	23,049		66,293	61,079	2,114		129,486

Loss from operations	(37,786)	(5,458)	(23,049)		(66,293)	(61,079)	(2,114)		(129,486)
Other expense, net:
Interest expense	(1,073)	—	—		(1,073)	(1,202)	1,073	F	(1,202)
Interest income	57				57	102	—		159
Other expense, net	(250)	14,997	(15,000)	G	(253)	(28)	—		(281)

Total other expense, net	(1,266)	14,997	(15,000)		(1,269)	(1,128)	1,073		(1,324)

Net loss	$(39,052)	$9,539	$(38,049)		$(67,562)	$(62,207)	$(1,041)		$(130,810)

Other comprehensive income, net:
Unrealized loss on available-for-sale securities, net	(59)	—	—		(59)	(6)	—		(65)
Foreign currency translation gain	218	—	—		218	—	—		218

Total other comprehensive income, net	159	—	—		159	(6)	—		153

Comprehensive loss	$(38,893)	$9,539	$(38,049)		$(67,403)	$(62,213)	$(1,041)		$(130,657)

Net loss per share, basic and diluted	$(1.36)				$(2.01)	$(2.29)			$(2.85)

Weighted-average number of common shares outstanding, basic and diluted	28,806,310		4,820,230	H	33,626,540	27,188,864	(14,838,231)	H	45,977,173

See notes to unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2022

(In thousands, except share and per share data))

	Equillium, Inc. Historical June 30, 2022	Bioniz, Inc. Historical January 1- February 13, 2022	Pro Forma Adjustments (Acquisition of Bioniz)	Notes	Equillium, Inc. Unaudited Pro Forma Results (Adjusted for Acquisition of Bioniz)	Metacrine, Inc. Historical June 30, 2022	Pro Forma Adjustments (Acquisition of Metacrine)	Notes	Equillium, Inc. Unaudited Pro Forma Results Combined
Research and development	$20,251	$123			$20,374	$8,989			$29,363
Acquired in-process research and development	23,049		(23,049)	I	—				—
General and administrative	7,581	211	—		7,792	8,894			16,686
Restructuring charges	—	—	—		—	902			902
Gain from lease termination and asset sale	—	—	—		—	(508)			(508)

Total operating expenses	50,881	334	(23,049)		28,166	18,277	—		46,443

Loss from operations	(50,881)	(334)	23,049		(28,166)	(18,277)	—		(46,443)
Other expense, net:
Interest expense	(515)	—	—		(515)	(925)	515	F	(925)
Interest income	90	—	—		90	90	—		180
Other expense, net	(240)	—	—		(240)	(30)	—		(270)

Total other expense, net	(665)	—	—		(665)	(865)	515		(1,015)

Net loss	$(51,546)	$(334)	$23,049		$(28,831)	$(19,142)	$515		$(47,458)

Other comprehensive loss, net:
Unrealized loss on available-for-sale securities, net	(234)	—	—		(234)	(15)	—		(249)
Foreign currency translation gain	223	—	—		223	—	—		223

Total other comprehensive loss, net	(11)	—	—		(11)	(15)	—		(26)

Comprehensive loss	$(51,557)	$(334)	$23,049		$(28,842)	$(19,157)	$515		$(47,484)

Net loss per share, basic and diluted	$(1.56)				$(0.87)	$(0.45)			$(1.04)

Weighted-average number of common shares outstanding, basic and diluted	33,085,917				33,085,917	42,278,932	(29,928,299)	H	45,436,550

See notes to unaudited pro forma condensed combined financial statements

1.	Basis of presentation

The historical consolidated financial information of the Company has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the Acquisitions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations and comprehensive loss, are expected to have a continuing impact on the results of operations.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC and are intended to show how the Acquisitions might have affected the historical financial statements. The unaudited pro forma condensed combined financial information set forth herein is based upon the consolidated financial statements of Equillium, Bioniz and Metacrine. The unaudited pro forma condensed combined financial information is presented as if the Metacrine Acquisition had been completed on June 30, 2022 with respect to the unaudited pro forma condensed combined balance sheet as of June 30, 2022 and as of January 1, 2021 with respect to the unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2021 and the six month period ended June 30, 2022 for both the Acquisitions. The unaudited pro forma condensed combined financial statements have also been adjusted to give effect to pro forma events that are directly attributable to the Acquisitions, factually supportable and expected to have a continuing impact on the combined results.

Equillium’s combined financial information has been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”). Metacrine’s and Bioniz’s financial information has been historically prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations had the Metacrine Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the Metacrine Acquisition. To the extent there are significant changes to the combined company’s business following completion of the Metacrine Acquisition, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly.

The Company has accounted for the Acquisitions using the acquisition method of accounting, in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” (“ASC 805”). The Company determined that the Acquisitions constituted acquisitions of assets instead of business combinations as substantially all of the fair value of the gross assets acquired were concentrated in a group of similar identifiable assets, and therefore, the Acquisitions were not considered business combinations.

The Company has determined the Merger meets the definition of an acquisition of a business as defined in Rule 8-04 of Regulation S-X of the SEC. The accompanying unaudited pro forma condensed combined financial information was prepared for the purpose of complying with Rule 8-04 of Regulation S-X of the SEC and for inclusion in the Company’s filings with the SEC.

For purposes of estimating the fair value of assets acquired as reflected in the unaudited pro forma condensed combined financial statements, in accordance with the applicable accounting guidance, the Company established a framework for measuring fair values. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value assets of Metacrine at fair value measures that do not reflect the Company’s intended use of those assets. Use of different estimates and judgments could yield different results.

2.	Accounting Policies

Following the execution of the Merger Agreement, the Company will conduct a review of accounting policies of Metacrine in an effort to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to the Company’s accounting policies and classifications. The Company may identify differences among the accounting policies of the Company and Metacrine that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information. During the preparation of this unaudited pro forma condensed combined financial information, the Company was not aware of any material differences between accounting policies of the Company and Metacrine to conform to the Company’s financial presentation, and accordingly, this unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies among the Company and Metacrine.

3.	Consideration Transferred

The calculation of the estimated preliminary purchase consideration is as follows:

Estimated equity consideration

In connection with the Merger, all of the issued and outstanding shares of common stock of Metacrine, par value $0.0001 per share (the “Shares”), will be cancelled and converted into the right to receive consideration per share consisting of (i) the exchange ratio (the “Exchange Ratio”) determined by dividing (x) (a) 125% of Metacrine’s net cash as of the closing of the Merger (the “Closing”) by (b) the price per share of common stock of Equillium, par value $0.0001 per share (the “Equillium Common Stock”) determined based on the 10 day trading volume weighted average price per share of Equillium Common Stock calculated 10 trading days prior to the Closing date, provided that the price per share of Equillium Common Stock shall be no less than $2.70 and no more than $4.50 by (y) the aggregate fully diluted shares of Metacrine, plus (ii) any cash payable in lieu of fractional shares of Equillium’s Common Stock.

Each of Metacrine’s stock options (the “Options”) that is outstanding as of immediately prior to the effectiveness of the Merger (the “Effective Time”) will (i), if held by a continuing employee or service provider, be substituted automatically into an Equillium option award to purchase the number of shares of Equillium Common Stock equal to the number of Shares subject to the Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) if the Option is held by a former employee, service provider or director of Metacrine, (x) to the extent unvested, be cancelled without the payment of any consideration and (y) to the extent vested, be cancelled and converted into a right to receive the number of shares of Equillium Common Stock equal to (1) the number of Shares subject to the Option immediately prior to the Effective time multiplied by the excess, if any, of Metacrine’s price per Share based on the 10 day trading volume weighted average price per Share calculated 10 trading days prior to the Closing date over the per share exercise price for the Shares underlying the Option immediately prior to the Effective Time (the “Metacrine Share Value”), divided by (2) the Metacrine Share Value multiplied by the Exchange Ratio.

Each of Metacrine’s restricted stock unit awards (the “RSUs”) that is outstanding as of immediately prior to the Effective Time will (i), if held by a continuing employee or service provider, whether vested or unvested, be substituted automatically into an Equillium restricted stock unit award with respect to a number of shares of Equillium Common Stock equal to the product obtained by multiplying the total number of Shares subject to the RSU immediately prior to the Effective Time by the Exchange Ratio, and (ii) if the RSU is held by a former employee, service provider or director of Metacrine, (x) to the extent unvested, be cancelled without the payment of any consideration and (y) to the extent vested, be cancelled and converted into a right to receive the number of shares of Equillium Common Stock equal to the product obtained by multiplying the total number of Shares subject to the RSU immediately prior to the Effective Time by the Exchange Ratio.

Each of Metacrine’s warrants (the “Warrants”) that is outstanding and unexercised immediately prior to the Effective Time will be automatically substituted into a warrant to purchase the number of shares of Equillium Common Stock equal to the product obtained by multiplying the number of Shares subject to the Warrant immediately prior to the Effective Time by the Exchange Ratio. Each Warrant will have an exercise price per share of Equillium Common Stock equal to exercise price per Share immediately prior to the Effective Time divided by the Exchange Ratio.

Estimated number of shares of the combined company to be owned by Metacrine stockholders	12,350,633
Multiplied by the assumed price per share of Equillium common stock (1)	$2.70

Estimated equity consideration	$33,346,709

(1)

Represents the floor price of the collar as Equillium’s stock price was trading below the floor as of September 26, 2022. The number of Equillium shares actually issued at closing will be based on the actual 10-day volume weighted average closing price of Equillium common stock calculated 10 trading days preceding the closing.

For illustrative purposes only, we have calculated the potential number of shares Equillium would issue in connection with the closing of the Metacrine Acquisition based on the assumptions and sensitivity analysis set forth herein.

Based on (1) an Upfront Merger Consideration of $33.3 million, which assumes that Metacrine’s net cash as of the closing of the Merger is $26.7 million (the “Assumed Net Cash”), and (2) an Equillium Stock Price of $2.70, which is also the floor Equillium Stock Price (the “Floor Price”), Equillium would issue 12,350,633 shares.

Keeping the Assumed Net Cash constant, a $0.25 increase from the Floor Price would decrease the number of shares Equillium issues at the Closing by 1,046,664. Keeping the Equillium Stock Price constant, a $1 million increase or decrease in the Assumed Net Cash would increase or decrease, respectively, the number of shares to be issued by Equillium by 462,963 shares. Keeping the Assumed Net Cash constant, and assuming an Equillium stock price of $4.50, which is also the ceiling Equillium Stock Price (the “Ceiling Price”), Equillium would issue 7,410,380 shares. Keeping the Assumed Net Cash constant, a $0.25 decrease from the Ceiling Price would increase the number of shares Equillium issues at the Closing by 435,904.

Fair value of the Metacrine outstanding stock options and restricted stock units

The estimated fair value of the outstanding Metacrine stock options and RSUs are included in the consideration transferred in accordance with ASC 805. Because no Metacrine employees will be continuing following closing, the outstanding Metacrine stock options and RSUs which are vested and in-the-money at the Effective Time will be exchanged into common stock of Equillium based on the Exchange Ratio, that common stock being an allocation of the total common stock issued as described above, with no incremental consideration attributed to those equity awards. There is no future service requirement. Any unvested option awards and RSUs of the employees will be cancelled at the Effective Time.

Fair value of warrants to be issued by Equillium to Metacrine warrant holders

Each of Metacrine’s warrants (the “Warrants”) that is outstanding and unexercised immediately prior to the Merger will be automatically substituted into a warrant to purchase the number of shares of Equillium Common Stock equal to the product obtained by multiplying the number of Shares subject to the Warrant immediately prior to the Merger by the Exchange Ratio. Each Warrant will have an exercise price per share of Equillium Common Stock equal to exercise price per Share immediately prior to the Effective Time divided by the Exchange Ratio. The fair value of the warrants to purchase common stock to be issued to the Metacrine debt holders will be allocated to the pro forma long-term notes payable balance.

The total estimated equity consideration was recorded to common stock at par ($0.0001 per share) and the remainder to additional paid-in capital.

Total estimated preliminary purchase consideration consists of the following:

Estimated equity consideration	$33,346,709
Estimated fair value of the outstanding Metacrine stock options and RSUs	$—
Estimated fair value of the outstanding Metacrine warrants	$—

Total estimated preliminary purchase consideration	$33,346,709

4.	Preliminary Purchase Price Allocation

The summary of the preliminary estimated purchase price allocation is as follows (in thousands):

Description	Fair Value
Assets acquired:
Cash	$45,275
Prepaid expenses and other current assets	3,611

Total assets acquired	48,886
Liabilities assumed:
Accounts payable	503
Accrued expenses	2,150
Debt	15,000

Total liabilities assumed	17,653
Net assets acquired	31,233
In-Process R&D	2,114

Adjusted value of assets acquired	$33,347

5.	Pro Forma Adjustments

The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial statements are based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

(A)

Reflects expected use of $6.5 million of Metacrine’s cash-on-hand for costs related to the closing of the Metacrine Acquisition including costs directly attributable to the acquisition such as severance and directors and officers liability tail insurance.

(B)	To reduce cash based on the expected transaction costs, see Note 6.

(C)	To reflect the assumed payoff of the Equillium debt held with Oxford Finance and SVB along with a prepayment penalty fee of 1% of the outstanding principal as of June 30, 2022.

(D)

To reflect the assumption of a $15.0 million loan with K2 Health Ventures LLC payment of a $150,000 amendment fee and warrants issued with a fair value of approximately $0.2 million. Both the amendment fee and the fair value of the warrants are recorded as a debt discount, which is classified as a contra-liability against long-term notes payable.

(E)	To reflect the elimination of Metacrine’s historical equity accounts.

(F)	To eliminate the historical interest expense attributed to Equillium’s debt.

(G)	To reverse the income recognized under Bioniz during the year ended December 31, 2021 attributed to the termination of the Almirall option agreement which is considered to be a non-recurring item.

(H)

To reflect the unaudited pro forma condensed combined basic and diluted earnings per share for the periods presented that have been adjusted by the 4,820,230 shares of common stock issued in connection with the Bioniz acquisition and the estimated 12,350,633 shares of common stock to be issued in connection with the Metacrine acquisition, which are assumed outstanding for the year ended December 31, 2021 for pro forma purposes, and to reflect the fair value of the estimated preliminary purchase price consideration totaling $33.3 million as an increase to common stock and additional paid-in capital in the unaudited pro forma condensed combined balance sheet as of June 30, 2022.

(I)

To record the acquired in-process research and development in the unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2021 for the Bioniz and Metacrine acquisitions as if they were completed on January 1, 2021 and to record the acquired in-process research and development in the unaudited pro forma condensed combined balance sheets as of June 30, 2022 as if the Metacrine acquisition were completed on June 30, 2022.

6.	Transaction Costs

The pro forma adjustment related to Merger costs of $4.6 million reflected in accumulated deficit consists of the estimated accrual to be incurred by Equillium and Metacrine in connection with the Merger which was not reflected in each of the historical consolidated balance sheets. Approximately $3.7 million of the estimated Merger costs is attributable to Metacrine, and approximately $0.9 million of the estimated Merger costs is attributable to Equillium.

These Merger-related costs are not expected to have a continuing impact on the results of the combined company. There were no material Merger-related costs included in the historical results of operations of Equillium or Metacrine requiring pro forma adjustment.

Exhibit 99.3

On September 6, 2022, Equillium, Inc., or Equillium, Equillium Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Equillium, or Acquisition Sub, Triumph Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Sub, or Merger Sub, and Metacrine, Inc., a Delaware corporation, or Metacrine, entered into an Agreement and Plan of Merger, or the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Metacrine, or the Merger, whereupon the separate corporate existence of Merger Sub will cease, with Metacrine continuing as the surviving corporation of the Merger as a wholly-owned indirect subsidiary of Equillium.

Risk Factors Relating to the Pending Merger

The Merger may not be completed on the terms or timeline currently contemplated, or at all. Equillium stockholders and Metacrine stockholders will be subject to a number of material risks if the Merger is not completed.

The consummation of the merger is subject to numerous conditions, including the adoption of the Merger Agreement by the holders of a majority of Metacrine’s outstanding common stock at a meeting of Metacrine’s stockholders, the approval of the issuance of shares of Equillium common stock by the majority of the votes cast at a meeting of the Equillium stockholders (provided that a quorum exists), the effectiveness of a registration statement on Form S-4, Metacrine’s net cash at the closing of the Merger, or the Closing, being no less than $23,000,000, and other customary closing conditions.

If the Merger is not completed for any reason, including the failure to complete the Merger by January 2, 2023 (or such later date to which such date may be extended in accordance with the terms of the Merger Agreement), the price of Equillium common stock and/or the price of the Metacrine common stock may decline to the extent that the market price of Equillium common stock or Metacrine common stock, as applicable, reflects or previously reflected positive market assumptions that the Merger would be completed and the related benefits would be realized. In addition, Equillium and Metacrine have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Merger. These expenses must be paid regardless of whether the Merger is consummated. If the Merger is not consummated because the Merger Agreement is terminated, Equillium may be required under certain circumstances to pay Metacrine a termination fee of $1,750,000 or Metacrine may be required under certain circumstances to pay Equillium a termination fee of $1,250,000. There is no assurance that the Merger will be consummated. If the Merger is not timely completed, Equillium and Metacrine may have to materially alter their respective business plans, including pausing and/or terminating their current and planned clinical trials and the development of their respective product candidates.

The Merger may be completed even if certain events occur prior to the Closing that materially and adversely affect Metacrine and Equillium.

In general, either party can refuse to complete the Merger if there is a material adverse change affecting the other party between the signing date of the Merger Agreement and the Closing. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could have a material adverse effect on Equillium and Metacrine, including, subject to certain exceptions, among others:

•	changes or conditions generally affecting the industries in which Equillium or Metacrine, as applicable, operate;

•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;

•

any failure, in and of itself, by Equillium or Metacrine, as applicable, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period;

•	the public announcement or pendency of the transactions contemplated hereby;

•	any change, in and of itself, in the market price or trading volume of Equillium’s or Metacrine’s, as applicable, securities or in its credit ratings;

•	any change in applicable law, regulation or GAAP

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation,

•	any hurricane, tornado, flood, earthquake or other natural disaster

•	any epidemic, pandemic or disease outbreak (including Covid-19) and any action by a governmental entity in response thereto;

•	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated thereby

•

any adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to Equillium’s or Metacrine’s, as applicable, product candidates that are not reasonably expected to materially affect the likelihood or timing of FDA approval;

•	any change or modification to any development program of Equillium; or

•	any taking of any action required pursuant to the Merger Agreement, or not required by the Merger Agreement but taken at the written request of the other party.

If one or more material adverse changes occur and Metacrine and Equillium still complete the Merger, the stock price of the combined company following the Closing may suffer. This in turn may reduce the value of the shares of Equillium common stock to the stockholders of the combined company.

The exchange ratio will not be determined until shortly prior to the date of Closing and Equillium and Metacrine stockholders may not know the number of shares to be issued in the Merger or the exchange ratio at the time of the stockholder special meetings.

In connection with the Merger, all of the issued and outstanding shares of Metacrine common stock, will be cancelled and converted into the right to receive consideration per share consisting of (i) the exchange ratio, or the Exchange Ratio, determined by dividing (x) (a) 125% of Metacrine’s net cash as of the Closing, or the Upfront Merger Considerations, divided by (b) the price per share of Equillium common stock determined based on the 10 day trading volume weighted average price per share of Equillium common stock calculated 10 trading days prior to the Closing date, provided that in no event will the price per share of Equillium common stock, or the Equillium Stock Price, be less than $2.70 or greater than $4.50, by (y) the aggregate fully diluted shares of Metacrine, or Metacrine’s Closing Capitalization, plus (ii) any cash payable in lieu of fractional shares of Equillium common stock.

The Exchange Ratio is adjustable, as described above, and the price per share of Equillium common stock may be subject to change prior to, during and following the period during which the price per share of Equillium common stock is set for purposes of the Exchange Ratio. Changes in Metacrine’s net cash as of Closing and the price of Equillium common stock prior to the Merger, will each affect the market value of the Merger consideration that Metacrine stockholders actually receive upon the Closing. Stock price changes may result from a variety of factors (many of which are beyond Metacrine’s and Equillium’s control), including the following factors:

•	changes in Equillium’s and Metacrine’s respective businesses, operations, financial position or prospects;

•	changes in market assessments of the business, operations, financial position or prospects of either company or the combined company;

•	manipulation to affect the Exchange Ratio leading up to the Closing;

•	market assessments of the likelihood that the Merger will be completed;

•	interest rates, general market, political and economic conditions and other factors generally affecting the price of Equillium’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments affecting the businesses of Metacrine or Equillium.

Under the Merger Agreement, there will be no adjustment to the Exchange Ratio for changes in the market price of Equillium common stock within 10 trading days of the Closing, and neither company is permitted to terminate the Merger Agreement or resolicit the vote of Equillium stockholders or Metacrine stockholders solely because of changes in the market price of either company’s stock. You are encouraged to obtain current market quotations for shares of Metacrine common stock and for shares of Equillium common stock before voting.

Because the Merger will be completed after the date of the respective special stockholder meetings, if the special stockholder meeting occurs prior to the finalization of the Closing net cash or more than 10 trading days prior to the Closing, at the time of the applicable special stockholder meeting, the Equillium or Metacrine stockholders may not know the Exchange Ratio or the exact market value of the Equillium common stock that Metacrine stockholders will receive upon completion of the Merger.

•

subject to the $4.50 per share ceiling, if the 10-day volume weighted average price per share of Equillium common stock increases after the special stockholder meeting but during the window used for determining the Exchange Ratio, Metacrine stockholders can expect to receive less shares of Equillium common stock; and

•

subject to the $2.70 per share floor, if the 10-day volume weighted average price per share of Equillium common stock decreases after the special stockholder meeting but during the window used for determining the Exchange Ratio, Metacrine stockholders can expect to receive more shares of Equillium common stock.

For illustrative purposes only, we have calculated the potential number of shares Equillium would issue in connection with the Closing based on the assumptions and sensitivity analysis set forth herein. Based on (1) an Upfront Merger Consideration of $33.3 million, which assumes that Metacrine’s net cash at Closing is approximately $26.7 million based on current projections of Metacrine’s net cash assuming the Closing occurs on December 15, 2022, or the Assumed Net Cash, and (2) a price per share of Equillium common stock of $2.70, which is also the floor price per share of Equillium common stock, or the Floor Price, Equillium would issue 12,350,633 shares. Keeping the Assumed Net Cash constant, and assuming an Equillium Stock Price of $4.50, which is also the ceiling Equillium Stock Price, or the Ceiling Price, Equillium would issue 7,410,380 shares. Keeping the Assumed Net Cash constant, a $0.25 decrease from the Ceiling Price would increase the number of shares Equillium issues at the Closing by 435,904. Keeping the Assumed Net Cash constant, a $0.25 increase from the Floor Price would increase the number of shares Equillium issues at the Closing by 1,046,664. Keeping Equillium Stock Price constant, a $1 million increase or decrease in the Assumed Net Cash would increase or decrease, respectively, the number of shares to be issued by Equillium by 462,963 shares. We encourage you to obtain current market quotations of Equillium common stock and consider the foregoing risk before voting.

Failure to complete the Merger could negatively affect the stock prices and the future business and financial results of Equillium and Metacrine.

If the Merger is not completed, the ongoing businesses of Equillium and Metacrine may be adversely affected and Equillium and Metacrine will be subject to several risks, including the following:

•	the possibility that Equillium may be required to pay Metacrine a termination fee of $1,750,000, if the Merger is terminated under qualifying circumstances described in the Merger Agreement;

•	the possibility that Metacrine may be required to pay Equillium a termination fee of $1,250,000 under qualifying circumstances described in the Merger Agreement;

•	the incurrence of costs and expenses relating to the proposed Merger, such as financing, legal, accounting, financial advisor, filing, printing and mailing fees and expenses;

•	the possibility that Metacrine will be unable to find another potential strategic partner, advance its product candidates, and, as a result, elect to liquidate and dissolve its business;

•

the possibility that Equillium will be unable to raise sufficient capital or enter into one or more strategic transactions to enable it to carry on its current business plan, including its current and planned clinical trials or expand its pipeline;

•	the possibility of a change in the trading price of Equillium common stock to the extent current trading prices reflect a market assumption that the Merger will be completed;

•	the possibility that Equillium or Metacrine could suffer potential negative reactions from their respective employees, partners and vendors; and

•

the possibility that Equillium or Metacrine could suffer adverse consequences associated with their respective management’s focus on the Merger instead of on pursuing other opportunities that could have been beneficial to each company, in each case, without realizing any of the benefits contemplated by the Merger.

In addition, if the Merger is not completed, Equillium or Metacrine could be subject to litigation related to any failure to complete the Merger or to perform their respective obligations under the Merger Agreement.

If the Merger is not completed, Equillium and Metacrine cannot assure their stockholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Equillium or Metacrine.

Metacrine’s net cash at the Closing is subject to change, which could result in Metacrine Stockholders owning a smaller percentage of the combined organization and could even result in the conditions to Closing not being satisfied.

For purposes of the Merger Agreement, Metacrine cash is subject to certain reductions, including, without limitation, certain short and long term liabilities, unpaid expenses related to the Merger, the purchase of a six-year tail to Metacrine’s directors and officers liability insurance policy, and certain other unpaid obligations, including change of control payments, severance and similar payments payable to its current and former employees, the expected cost and expenses of Metacrine liability arising from legal proceedings, payments in order to terminate certain agreements, and payments (up to the unpaid deductible) under D&O insurance reasonably expected to be paid in connection with legal proceedings. In the event the amount of Metacrine’s net cash at the Closing is less than anticipated, Metacrine’s stockholders could hold a significantly smaller portion of the combined organization. Additionally, the Merger Agreement includes a closing condition that requires Metacrine deliver a minimum net cash of $23 million at the Closing. In the event that Metacrine’s net cash falls below this threshold, Equillium would not be obligated to, but may in its sole discretion elect to, consummate the Merger, which would further reduce Metacrine stockholders holding a smaller portion of the combined organization.

Equillium has the right to pursue certain strategic transactions and to issue and sell equity and convertible securities subject to certain limitations, the occurrence of which may impact Metacrine’s stockholders’ decisions to vote for the Metacrine Merger proposals.

The Merger Agreement allows Equillium to issue, sell or agree to issue or sell shares of Equillium capital stock and/or other equity and convertible securities of Equillium that in the aggregate would not equal or exceed 20% of Equillium’s outstanding capital stock, calculated as of the date of the Merger Agreement, without Metacrine’s consent. Any such issuance or sale of Equillium equity or convertible securities may result in Metacrine stockholders holding a smaller portion of the combined organization. Additionally, in limited circumstances, Equillium may enter into and consummate a strategic transaction to exclusively license or sell, or grant an option to exclusively license or sell, certain of its assets, including Equillium’s rights to develop, manufacture and commercialize EQ001 (itolizumab) without Metacrine’s consent. Should such a transaction occur, it is likely to materially impact Equillium’s stock price and its current and future business plans. Metacrine stockholders should consider these possibilities, among other things, in determining whether to vote to adopt the Merger Agreement.

Metacrine stockholders and Equillium stockholders will not be entitled to appraisal rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under the Delaware General Corporate Law § 262(b), stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) through (c).

Equillium stockholders will not be entitled to appraisal rights in the Merger with respect to their Equillium shares. Metacrine shares are listed on Nasdaq and are expected to continue to be so listed on the record date for the Metacrine special meeting. Because holders of shares of Metacrine common stock will receive shares of Equillium common stock in the Merger and cash in lieu of fractional shares, holders of shares of Metacrine common stock will also not be entitled to appraisal rights in the Merger with respect to their shares of Metacrine common stock.

The Merger Agreement contains provisions that could discourage a potential competing acquiror of either Equillium or Metacrine or could result in any competing proposal being at a lower price than it might otherwise be.

The Merger Agreement contains “no-shop” provisions that, subject to limited exceptions, restrict Metacrine’s and Equillium’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Equillium or Metacrine. In addition, the other party generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made before such board of directors may withdraw or qualify its recommendation regarding the proposals described herein. In specified circumstances, Equillium or Metacrine may be required to pay a termination fee to the other party due to the termination of the Merger Agreement.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Equillium or Metacrine from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher value than that market value proposed to be received or realized in the Merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expenses that may become payable in certain circumstances.

If the Merger Agreement is terminated and either Equillium or Metacrine attempts to seek another business combination, there is no assurance that either Equillium or Metacrine, as applicable, may be able to negotiate a transaction with another party on terms comparable or better than the terms of the Merger.

The pendency of the Merger could adversely affect the business and operations of Equillium and Metacrine.

In connection with the Merger, some prospective partners of each of Equillium and Metacrine may delay or defer decisions or reduce their level of business with either or both of the companies, any of which could negatively affect the financials and business plans of Equillium and Metacrine, regardless of whether the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of Equillium and Metacrine may be unable, during the pendency of the Merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions without the consent of the other party or as otherwise discussed elsewhere in these risk factors, even if such actions would prove beneficial. Any of these effects could adversely affect Equillium’s or Metacrine’s respective business prior to the completion of the Merger. Moreover, the pursuit of the Merger and the preparation for the integration of the companies may place a significant burden on the management and personnel of both companies. The diversion of management’s attention away from operating the companies in the ordinary course could adversely affect Equillium’s and Metacrine’s financial results and the advancement of their respective product candidates.

Current Equillium stockholders will have a reduced ownership and voting power in the combined company after the Merger.

After the completion of the Merger, the current securityholders of Equillium and Metacrine will own a smaller percentage of the combined company than their ownership in their respective companies prior to the Merger.

For illustrative purposes only, we have calculated the potential number of shares Equillium would issue in connection with the Closing based on the assumptions and sensitivity analysis set forth herein. Based on (1) an Upfront Merger Consideration of $33.3 million, which assumes that Metacrine’s net cash at Closing is approximately $26.7 million based on current projections of Metacrine’s net cash assuming the Closing occurs on December 15, 2022, or the Assumed Net Cash, and (2) an Equillium Stock Price equal to the Floor Price, Equillium would issue 12,350,633 shares. Keeping the Assumed Net Cash constant, and assuming an Equillium Stock Price equal to the Ceiling Price, Equillium would issue 7,410,380 shares. Keeping the Assumed Net Cash constant, a $0.25 decrease from the Ceiling Price would increase the number of shares Equillium issues at the Closing by 435,904. Keeping the Assumed Net Cash constant, a $0.25 increase from the Floor Price would increase the number of shares Equillium issues at the Closing by 1,046,664. Keeping the Equillium Stock Price constant, a $1 million increase or decrease in the Assumed Net Cash would increase or decrease, respectively, the number of shares to be issued by Equillium by 462,963 shares.

Upon completion of the Merger and based on the Assumed Net Cash and 34,352,084 shares of Equillium common stock outstanding as of September 22, 2022, we estimate that current Equillium stockholders will own between 74% and 82% of the outstanding common stock of the combined company and former Metacrine equityholders will own between 18% and 26% of the outstanding common stock of the combined company.

Equillium stockholders and Metacrine stockholders currently have the right to vote for their respective directors and on certain other matters affecting their company. If and when the Merger occurs, each Equillium stockholder will remain a stockholder of Equillium with a percentage ownership of Equillium that will be smaller than the stockholder’s percentage of Equillium prior to the Merger (without considering such stockholder’s current ownership of Metacrine shares, if any). Correspondingly, each Metacrine stockholder who receives shares of Equillium common stock will become an Equillium stockholder with a percentage ownership of Equillium that will be smaller than the stockholder’s percentage ownership of Metacrine (without considering such stockholder’s current ownership of Equillium common stock). Equillium stockholders will have less voting power in Equillium than they currently have, and former Metacrine stockholders will have less voting power in Equillium than they now have in Metacrine. Each of Equillium and Metacrine’s pre-Merger stockholders, respectively, as a group, will be able to exercise less influence over the management and policies of the combined company following the consummation of the Merger than immediately prior to the consummation of the Merger.

The market price of shares of Equillium common stock may be affected by factors different from those that historically have affected shares of Metacrine common stock and will continue to fluctuate after the Merger.

Upon completion of the Merger, holders of Metacrine common stock will become holders of Equillium common stock. Equillium’s business differs from that of Metacrine in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Equillium after the Merger, as well as the market price of shares of Equillium common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Metacrine. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Equillium common stock, regardless of Equillium’s actual operating performance. As a result, the market price of shares of Equillium common stock may fluctuate significantly following completion of the Merger, and holders of Metacrine common stock could lose some or all of the value of their investment in Equillium common stock.

Directors and executive officers of Equillium and Metacrine have financial interests in the Merger that may be different from, or in addition to, those of other Equillium stockholders and Metacrine stockholders, which could have influenced their decisions to support or approve the Merger.

In considering whether to approve the proposals at the special meetings, Equillium and Metacrine stockholders should recognize that directors and executive officers of Equillium and Metacrine have interests in the Merger that may differ from, or that are in addition to, their interests as stockholders of Equillium and stockholders of Metacrine. The Equillium Board and the Metacrine Board were aware of these interests at the time each approved the Merger Agreement. These interests may cause Equillium’s and Metacrine’s directors and executive officers to view the Merger differently than you may view it as a stockholder. These interests include, among others, severance benefits, continued indemnification and the right to accelerated vesting. For example, Metacrine previously entered into severance and bonus agreements with certain members of management that provide them with cash severance payments, certain health insurance coverage and the acceleration of their outstanding equity awards in the event their employment is terminated in connection with a change of control of Metacrine.

The opinions obtained by the Equillium board of directors and Metacrine board of directors from their respective financial advisors do not and will not reflect changes in circumstances after the date of such opinions.

The Equillium board of directors, or the Equillium Board, received a written opinion, or the VPA Opinion, dated September 6, 2022 from Vantage Point Advisors, Inc., its financial advisor, that the Merger transaction was fair, from a financial point of view, to the Equillium common stockholders, as of such date, and based on and subject to the qualifications, limitations and assumptions set forth in the VPA Opinion (including, without limitation, the accuracy and completeness of the audited and unaudited financial statements, forecasts and other information provided to it by the Equillium Board and the assurances from the Equillium Board that there were unaware of any facts or circumstances that would make the VPA Opinion incomplete or misleading). The VPA Opinion did not constitute a recommendation to the Equillium Board (or any member thereof) as to how it should vote with respect to the Merger transaction. The Metacrine board of directors, or the Metacrine Board, received a written opinion dated September 2, 2022 from MTS Securities, LLC, an affiliate of its financial advisor MTS Health Partners, LP, that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by MTS Securities, LLC, as set forth in its opinion, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of Metacrine common stock (other than Excluded Shares). Changes in the operations or prospects of Equillium or Metacrine, general market and economic conditions and other factors that may be beyond the control of Equillium and Metacrine, and on which the above-described opinions were based, may alter the value of Equillium or Metacrine or the prices of shares of Equillium Common stock or Metacrine common stock by the time the merger is completed. Equillium and Metacrine have not obtained, and do not expect to request, updated opinions from their respective financial advisors. None of the above-listed opinions speak to any date other than the date of such opinion.

Risk Factors Relating to Equillium Following the Merger

Operational Risks

Equillium expects to incur substantial costs and expenses related to the Merger.

Equillium expects to incur substantial costs and expenses in connection with completing the Merger and integrating Metacrine’s business. While Equillium has assumed that a certain level of transaction and integration costs and expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration costs and expenses, including any Metacrine liabilities that arise, or become known, following the Closing. Many of the costs and expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration costs and expenses could be greater or could be incurred over a longer period of time than Equillium currently expects.

Equillium intends to enter into an arrangement to assume Metacrine’s existing debt facility and to retire Equillium’s current debt facility, which, regardless of whether such arrangement is consummated, will have a material impact on Equillium’s financials.

In connection with the Closing, Equillium intends to enter into an arrangement with Metacrine’s current lender, K2 HealthVentures LLC, to amend and assume Metacrine’s current debt facility with an outstanding principal balance of $15 million, or the K2 Debt Arrangement. If Equillium and K2 HealthVentures LLC are able to consummate the K2 Debt Arrangement, Equillium would retire its existing debt facility with Oxford Finance LLC and Silicon Valley Bank, which currently has an outstanding principal amount of $10 million, or the Existing Debt Facility. After retiring the Existing Debt Facility and as a result of the Merger, Equillium anticipates adding approximately $34 million in cash to its balance sheet at the Closing. As a condition of the K2 Debt Arrangement, K2 HealthVentures LLC may require Equillium to provide additional warrant coverage, which, if issued and exercised, would dilute both Equillium and Metacrine stockholders’ ownership in the combined organization.

There are no assurances that Equillium and K2 HealthVentures LLC will be able to agree on terms mutually acceptable to each other with respect to the K2 Debt Arrangement. If Equillium and K2 HealthVentures LLC are unable to agree on acceptable terms for the K2 Debt Arrangement, Metacrine’s existing debt facility with K2 HealthVentures LLC will be retired at the Closing. If Metacrine’s existing debt facility is retired at the Closing, Equillium would expect to add approximately $27 million in cash to its balance sheet at the Closing and continue to maintain its Existing Debt Facility.

The restrictions and obligations contained in the K2 Debt Arrangement, if consummated, may differ from those under the Existing Debt Facility and Metacrine’s existing debt facility. Equillium anticipates the terms of the K2 Debt Arrangement will subject its business to the risks normally associated with debt financing, including the following risks:

•

Equillium’s cash flow may be insufficient to meet required payments of principal and interest, or require Equillium to dedicate a substantial portion of its cash flow to pay its debt and the interest associated with its debt rather than to other areas of its business;

•	it may be more difficult for Equillium to obtain additional financing in the future for its operations, working capital requirements, capital expenditures, debt service or other general requirements;

•	Equillium may be more vulnerable in the event of adverse economic and industry conditions or a downturn in its business;

•	Equillium may be placed at a competitive disadvantage compared to its competitors that have less debt;

•	Equillium may be subject to limitations with respect to its activities including certain future strategic transactions; and

•	Equillium may not be able to refinance at all or on favorable terms, as its debt matures.

If any of the above risks occurred, Equillium’s financial condition and results of operations could be materially adversely affected.

Equillium will require additional capital to fund its operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Equillium to delay, limit or terminate certain of its product development programs, commercialization efforts or other operations.

The development of biotechnology product candidates is capital-intensive. As Equillium conducts non-clinical research and clinical development of its product candidates, Equillium will need substantial additional funds to maintain and expand its capabilities in a variety of areas including research, clinical development, regulatory affairs, product quality assurance, and pharmacovigilance. In addition, if Equillium obtains marketing approval for any of its product candidates, Equillium expects to incur significant commercialization expenses for marketing, sales, manufacturing and distribution. Some of those commercialization investments may be made at-risk in advance of receiving an approval. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our drug candidates. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Based on Equillium’s current operating plans, Equillium believes that its existing cash and cash equivalents, together with the cash proceeds from the Merger, will be sufficient to fund its operating expenses and capital expenditure requirements into 2024. In particular, Equillium expects the cash proceeds from the Merger, together with its existing cash and cash equivalents, will allow it to advance its clinical development plans through topline data from the EQUALISE study, interim data from its planned Phase 2 study of EQ101 in alopecia areata and interim data from its planned Phase 1 study of EQ102 in healthy volunteers as well as in subjects with celiac disease. Equillium’s operating plan may change as a result of many factors currently unknown to it, and Equillium may need to seek additional funding sooner than planned.

Until such time as Equillium can generate significant revenue from sales of its product candidates, if ever, Equillium expects to finance its cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. Accordingly, Equillium will need to continue to rely on additional financing to achieve its business objectives. If Equillium is unable to raise additional capital when needed, its ability to grow and support its business and to respond to market challenges could be significantly limited, which could have a material adverse effect on its business, financial condition and results of operations. Any additional capital raising efforts may divert Equillium’s management from their day-to-day activities, which may adversely affect its ability to develop and, if approved, commercialize its current and any future drug candidates. Additional funding may not be available on acceptable terms, or at all.

If the combined company is unable to compete effectively, the results of operations of the combined company will be materially and adversely affected.

The competitors of the combined company include major pharmaceutical and biotechnology companies, academic institutions, government agencies, public and private research institutions, and smaller or early stage companies, of which many are well-capitalized. The competitiveness of the combined company, is based on factors including the efficacy, safety and convenience of our product candidates, our combined ability to raise capital and enter into strategic transactions, and recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials. If the combined company is unable to compete based on such factors, the combined company’s results of operations and business prospects could be harmed.

The combined company will have numerous product candidates and two discovery platforms and will need to prioritize its research programs and focus development of its product candidates on the potential treatment of certain indications. As a result, the combined company may forego or delay pursuit of opportunities with other indications or for any future product candidates that later prove to have greater commercial potential. The resource allocation decisions of the combined company may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Such failure may result in the combine company being unable to raise additional capital to continue to fund its existing programs and operations, and could lead to stockholders losing all or substantially all of their investment in Equillium.

The business operations of the combined company will be subject to various and changing federal, state, local and foreign laws and regulations that could result in costs or sanctions that adversely affect the business and results of operations of the combined company.

The combined company will operate in an increasingly complex regulatory environment. Businesses in the countries in combined company will operate are subject to local, legal and political environments and regulations including with respect to employment, tax, statutory supervision and reporting and trade restriction. These regulations and environments are also subject to change.

Adjusting business operations to changing environments and regulations may be costly and could potentially render the particular business operations uneconomical, which may adversely affect the profitability of the combined company or lead to a change in the business operations.

Notwithstanding the best efforts of the combined company, it may not be in compliance with all regulations in the countries in which it operates at all times and may be subject to sanctions, penalties or fines as a result. These sanctions, penalties or fines may materially and adversely impact the profitability of the combined.

Other Risks

The historical and unaudited pro forma condensed combined financial information that are being filed with these risk factors as exhibits to a Current Report on Form 8-K may not be representative of Equillium’s results after the Merger, and accordingly, you have limited financial information on which to evaluate the combined company.

Equillium and Metacrine will continue to operate as separate companies prior to the Merger. Equillium and Metacrine have no prior history as a combined company. The historical financial statements of Metacrine may be different from those that would have resulted had Metacrine been operated as part of Equillium. The pro forma condensed combined financial information that is being filed with these risk factors as exhibits to a Current Report on Form 8-K have been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the aggregate consideration to Metacrine assets and liabilities. The aggregate consideration allocation reflected in the pro forma condensed combined financial information that is being filed with these risk factors as exhibits to a Current Report on Form 8-K is preliminary, and the final allocation of the aggregate consideration will be based upon the actual aggregate consideration and the fair value of the assets and liabilities of Metacrine as of the date of the completion of the Merger. The unaudited pro forma condensed combined financial information does not (i) reflect future events that may occur after the Merger, including the incurrence of costs related to the planned integration of Metacrine, any future non-recurring charges resulting from the Merger, and (ii) consider potential effects of future market conditions on expense efficiencies, if any. The unaudited pro forma financial information presented that is being filed with these risk factors as exhibits to a Current Report on Form 8-K is based in part on certain assumptions regarding the Merger that Equillium believes are reasonable under the circumstances. Equillium cannot assure you that the assumptions will prove to be accurate over time.

Equillium and Metacrine may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Equillium’s and Metacrine’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect Equillium’s and Metacrine’s respective business, financial position and results of operations.